As filed with the SEC on _________________.	Registration No. 333-XXXXXX

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM N-6

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933

_________________

PRUCO LIFE

VARIABLE UNIVERSAL ACCOUNT

(Exact Name of Registrant)

PRUCO LIFE INSURANCE COMPANY

(Name of Depositor)

213 Washington Street

Newark, New Jersey 07102-2992

(800) 286-7754

(Address and telephone number of principal executive offices)

_________________

Thomas C. Castano

Assistant Secretary

Pruco Life Insurance Company

213 Washington Street

Newark, New Jersey 07102-2992

(Name and address of agent for service)

Copy to:

Jeffrey C. Martin

Shea & Gardner

1800 Massachusetts Avenue, N.W.

Washington, D.C. 20036

_________________

Variable Universal Life Insurance Contracts — Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant elects to register an indefinite amount of securities.

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective on such dates as the Commission, action pursuant to said Section 8(a), may determine.

This filing is being made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940.

Registrant elects to be governed by Rules 6e-3(T)(b)(13)(i)(A) under the Investment Company Act of 1940 with respect to the Contract described in this Registration Statement.

PART A:

INFORMATION REQUIRED IN THE PROSPECTUS

PROSPECTUS
December 12, 2003

PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT

MPremierSM VUL

This prospectus describes individual flexible premium variable universal life insurance contracts, MPremierSM VUL Contracts (the “Contract” or “MPVUL”) offered by Pruco Life Insurance Company (“Pruco Life,” “us’” “we,” or “our”), a stock life insurance company. Pruco Life is a wholly-owned subsidiary of The Prudential Insurance Company of America.

The Funds

You may choose to invest your Contract’s premiums and its earnings in one or more of 29 available variable investment options managed by these leading asset managers:

> Prudential Investments, LLC
> M Funds, Inc.

For a complete list of the 29 available variable investment options, their investment objectives, and their investment advisers, see The Funds, page 10.

You may also choose to invest your Contract’s premiums and its earnings in the fixed rate option which pays a guaranteed interest rate. See The Fixed Rate Option, page 14.

Please Read this Prospectus. Please read this prospectus before purchasing an MPremierSM VUL variable universal life insurance contract and keep it for future reference. Current prospectuses for each of the underlying mutual funds accompany this prospectus. These prospectuses contain important information about the mutual funds. Please read these prospectuses and keep them for reference.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined that this contract is a good investment, nor has the SEC determined that this prospectus is complete or accurate. It is a criminal offense to state otherwise.

The Contract may be purchased through registered representatives located in banks and other financial institutions. Investment in a variable life insurance policy is subject to risk, including the possible loss of your money. An investment in MPremierSM VUL is not a bank deposit and is not insured by the Federal Deposit Insurance Corporation (“FDIC”) or any other governmental agency.

Pruco Life Insurance Company
213 Washington Street
Newark, New Jersey 07102-2992
Telephone: (800)782-5356

                                                      PROSPECTUS CONTENTS

SUMMARY OF CHARGES AND EXPENSES

Capitalized terms used in this prospectus are defined where first used or in the DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS on page 40 of this prospectus.

Expenses other than Portfolio Expenses

The following tables describe the maximum fees and expenses that you could pay when buying, owning, and surrendering the Contract. Generally, our current fees and expenses are lower than the maximum fees and expenses reflected in the following tables. For more information about fees and expenses, see CHARGES AND EXPENSES, page 15.

The first table describes the maximum fees and expenses that you will pay at the time you buy the Contract, surrender the Contract, or transfer amounts between investment options.

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                                               Transaction and Optional Rider Fees
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                   Charge                              When Charge is Deducted                        Amount Deducted
--------------------------------------------- ------------------------------------------ ------------------------------------------
--------------------------------------------- ------------------------------------------ ------------------------------------------

Maximum Sales Charge on Premiums (Load)            Deducted from premium payments.                12% of premium payment.
--------------------------------------------- ------------------------------------------ ------------------------------------------
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                                                                                                 7.5% of premium payment.
Premium Based Administrative Charge                Deducted from premium payments.
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                                                Upon lapse, surrender, or decrease in      15% of the Sales Load Target Premium
Surrender fees(1)                                      basic insurance amount.              less premium for riders and extras.
--------------------------------------------- ------------------------------------------ ------------------------------------------
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Transfer fees                                     Each transfer exceeding 12 in any                         $25
                                                           Contract year.
--------------------------------------------- ------------------------------------------ ------------------------------------------
--------------------------------------------- ------------------------------------------ ------------------------------------------
                                                                                         Lesser of $25 or 2% of withdrawal amount.
Withdrawal fee                                            Upon withdrawal.
--------------------------------------------- ------------------------------------------ ------------------------------------------
--------------------------------------------- ------------------------------------------ ------------------------------------------

                                              Upon change in basic insurance amount or
Insurance Amount Change fee                          Target Term Rider coverage.                            $25
--------------------------------------------- ------------------------------------------ ------------------------------------------
--------------------------------------------- ------------------------------------------ ------------------------------------------

Living Needs Benefit fee                                When benefit is paid.                              $150

--------------------------------------------- ------------------------------------------ ------------------------------------------
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Enhanced Cash Value Rider fee                  One Time Charge applied on first Month                $0.05 per $1,000.
                                                           of processing.
--------------------------------------------- ------------------------------------------ ------------------------------------------

(1)    The percentage varies by age and reduces to zero at the end of the eighth year.

The second table describes the maximum Contract fees and expenses that you will pay periodically during the time you own the Contract, not including the Funds’ fees and expenses.

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                      Periodic Contract and Optional Rider Charges Other Than The Funds' Operating Expenses
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--------------------------------------------- ------------------------------------------ ------------------------------------------
                   Charge                              When Charge is Deducted                        Amount Deducted
--------------------------------------------- ------------------------------------------ ------------------------------------------
--------------------------------------------- ------------------------------------------ ------------------------------------------
Cost of  Insurance  ("COI")  for base amount
of insurance and Target Term Rider coverage.                                              From $0.04 to $83.34 per $1,000 of net
Minimum and Maximum Charges                                    Monthly                             amount at risk.(1)(2)
--------------------------------------------- ------------------------------------------ ------------------------------------------
--------------------------------------------- ------------------------------------------ ------------------------------------------
Initial COI for a representative Contract
owner, male age 55 in the preferred
non-smoker underwriting class, no riders.                      Monthly                    $0.69 per $1,000 of net amount at risk.
--------------------------------------------- ------------------------------------------ ------------------------------------------
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                                                                                         Effective  annual rate of 0.45% of assets
Mortality and Expense Risk fees                                 Daily                    in variable investment options.

--------------------------------------------- ------------------------------------------ ------------------------------------------
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                                                                                                   1% for standard loan.
Net interest on loans(3)                                      Annually

                                                                                                  0.8% for preferred loan.
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                                                                                         $20 plus up to $2.20 per $1,000 of basic
Fee for basic insurance amount(4)                              Monthly                               insurance amount.

--------------------------------------------- ------------------------------------------ ------------------------------------------
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Fee for an increase to basic insurance                         Monthly                    $12 per increase segment plus $2.20 per
amount(4)                                                                                           $1,000 of increase.
--------------------------------------------- ------------------------------------------ ------------------------------------------
--------------------------------------------- ------------------------------------------ ------------------------------------------

Fee for the Target Term Rider or an                                                      $2.21 per  $1,000 of Target  Term  Rider.
increase to the Target Term Rider (4)                          Monthly                   (1)
--------------------------------------------- ------------------------------------------ ------------------------------------------
--------------------------------------------- ------------------------------------------ ------------------------------------------

Fee for Accidental Death Benefit Rider                         Monthly                       $0.28 per $1,000 of coverage.(1)
--------------------------------------------- ------------------------------------------ ------------------------------------------
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Fee for Children Level Term Rider(4)                           Monthly                         $0.42 per $1,000 of coverage.
--------------------------------------------- ------------------------------------------ ------------------------------------------
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Fee for Enhanced Disability Benefit Rider(4)                                              10% of the greater of: 9% of the policy
                                                               Monthly                    target premium or the total of monthly
                                                                                                     deductions. .(1)
--------------------------------------------- ------------------------------------------ ------------------------------------------

(1)      The charge varies based on the  individual  characteristics  of the insured,  including such  characteristics  as: age, sex, and underwriting class.

(2)      For example,  the highest COI rate is  representative  of an insured who is a  male/female  age 99. You may obtain more information about the particular COI charges that apply to you by contacting your Pruco Life representative.

(3)      The maximum loan rate reflects the net  difference  between a standard loan with an effective  annual  interest rate of
     4% and an effective  annual  interest credit equal to 3%.  Preferred  loans are charged a lower  effective  annual interest rate.  See Loans, page 32.

(4)      Duration of charge is limited.  See CHARGES AND EXPENSES, page 15.

Additional charges may be imposed for underwriting risks assessed at issue. Typically, these charges are imposed for the extra mortality risks due to occupation, avocation, or aviation.

Portfolio Expenses

This table shows the minimum and maximum total operating expenses charged by the Funds that you will pay periodically during the time you own the Contract. More detail concerning each Fund's fees and expenses is contained in the prospectus for each of the Funds.

---------------------------------------------------------------------------------------- -------------------- -------------------
                         Total Annual Fund Operating Expenses                                  Minimum             Maximum
                                                                                                              -------------------
                                                                                         -------------------- -------------------
(expenses that are deducted from the Fund's assets, including management fees, any
distribution [and/or service] (12b-1) fees, and other expenses)                                 0.37%               3.00%
---------------------------------------------------------------------------------------- -------------------- -------------------

SUMMARY OF THE CONTRACT
AND CONTRACT BENEFITS

Brief Description of the Contract

MPremier VUL is a form of variable universal life insurance. A variable universal life insurance contract is a flexible form of life insurance. It has a death benefit and a Contract Fund, the value of which changes every day according to the investment performance of the investment options to which you have allocated your net premiums. You may invest net premiums in one or more of the 29 available variable investment options or in the fixed rate option. Although the value of your Contract Fund will increase if there is favorable investment performance in the variable investment options you select, investment returns in the variable investment options are NOT guaranteed. There is a risk that investment performance will be unfavorable and that the value of your Contract Fund will decrease. The risk will be different, depending upon which investment options you choose. You bear the risk of any decrease. If you select the fixed rate option, Pruco Life credits your account with a declared rate of interest, but you assume the risk that the rate may change, although it will never be lower than an effective annual rate of 3%. The Contract is designed to be flexible to meet your specific life insurance needs. Within certain limits, the Contract will provide you with flexibility in determining the amount and timing of your premium payments. Contractual provisions described in this prospectus are available subject to approval by the applicable state insurance department.

Target Term Rider

This Contract may be issued with a Target Term Rider that could have a significant effect on the performance of your Contract. Target Term Rider provides a flexible term insurance benefit to attained age 100 on the life of the insured. You specify the amount of term rider coverage, up to four times the base Contract’s basic insurance amount.

A Contract with a Target Term Rider will offer higher cash values and death benefits than an all-base Contract with the same death benefit if Pruco Life does not change its current charges. This is because the current sales expense charge attributable to the Target Term Rider is lower than the charge attributable to the Sales Load Target Premium under the base policy. We currently assess lower current Cost of Insurance (“COI”) charges and per $1,000 charge under the term rider.

However, a Contract with a Target Term Rider offers the potential for a greater reduction of cash values and death benefits than an all-base Contract with the same death benefit if Pruco Life raises its current charges to the maximum contractual level. This is because guaranteed maximum charges attributable to the basic insurance amount and the Target Term Rider coverage amount are the same except for the per $1,000 of insurance portion of the monthly administrative charge which is higher for Target Term Rider.

The surrender charge does not apply to the Target Term Rider.

Not all Contract benefits and guarantees are available to Contracts issued with a Target Term Rider. For the factors to consider when adding a Target Term Rider to your Contract, see RIDERS, page 20.

Types of Death Benefit Available Under the Contract

There are three types of death benefit available. You may choose a Contract with a Type A (fixed) death benefit under which the death benefit generally remains at the basic insurance amount you initially chose. However, the Contract Fund (described below) may grow to a point where the death benefit may increase and vary with investment experience. If you choose a Type B (variable) Contract, your death benefit will vary with investment experience. For Type A and Type B death benefits, as long as the Contract is in-force, the death benefit will never be less than the basic insurance amount shown in your Contract. If you choose a Contract with a Type C (return of premium) death benefit, the death benefit is increased by the amount of premiums paid into the Contract, less withdrawals, accumulated at an interest rate (between 0% and 8%; in ½% increments) chosen by the Contract owner. The death benefit on a Type C Contract is limited to the base insurance amount plus an amount equal to the: Contract Fund plus the Type C Limiting Amount (the sum of the initial Basic Insurance Amount plus any initial Target Term Rider coverage amount) multiplied by the Type C Death Benefit Factor, both located in the Contract Limitations section of your Contract. You may change your Contract’s death benefit type after issue, however, if you choose a Type A or Type B death benefit at issue, you will not be able to change to a Type C death benefit thereafter.

With any type of death benefit, the death benefit may be increased to ensure that the Contract will satisfy the Internal Revenue Code’s definition of life insurance.

You may change your Contract’s death benefit type after issue, however, if you choose a Type A or Type B death benefit at issue, you will not be able to change to a Type C death benefit thereafter. See Types of Death Benefit, page 26 and Changing the Type of Death Benefit, page 27.

Limited No-Lapse Guarantee

We agree to keep the Contract in-force for a specified period, regardless of the investment performance under your Contract, as long as your accumulated premiums (reduced to reflect withdrawals) are at least equal to the Limited No-Lapse Guarantee Values shown in your Contract. If you have an outstanding Contract loan the Limited No-Lapse Guarantee will not keep the Contract in-force. See Withdrawals, page 33, and Loans, page 32.

There are two separate guarantee periods, both associated with a corresponding level of premium payments. For example, payment of the Short Term No-Lapse Guarantee Premium at the beginning of each Contract year guarantees that your Contract will not lapse during the first 10 Contract years, assuming no loans or withdrawals. If you have Type A or Type B death benefit, and are paying the Limited No-Lapse Guarantee Premium at the beginning of each Contract year guarantees your Contract against lapse until the later of the insured’s age 80 or for 10 years after issue, whichever comes later, assuming no loans or withdrawals. See Limited No-Lapse Guarantee, page 28, and PREMIUMS, page 23.

Unless the Limited No-Lapse Guarantee is in effect, the Contract will go into default if the Contract Fund less any Contract debt and less any applicable surrender charges falls to zero or less. Your Pruco Life representative can tell you the premium amounts you will need to make to maintain these guarantees.

The Contract Fund

Ten days after you receive the Contract your net premiums are invested in one or more of the variable investment options or allocated to the fixed rate option, as you instruct us. Your Contract Fund value changes daily, reflecting: (1) increases or decreases in the value of the variable investment options; (2) interest credited on any amounts allocated to the fixed rate option; (3) interest credited on any loan; and (4) the daily asset charge for mortality and expense risks assessed against the variable investment options. The Contract Fund value also changes to reflect the receipt of premium payments, charges deducted from premium payments, and the monthly deductions described under CHARGES AND EXPENSES, page 15.

Premium Payments

Except for the minimum initial premium, and subject to a minimum of $25 per subsequent payment, you choose the timing and amount of premium payments. The Contract will remain in-force if the Contract Fund less any applicable surrender charges is greater than zero and more than any Contract debt. Paying insufficient premiums, poor investment results, or the taking of loans or withdrawals from the Contract will increase the possibility that the Contract will lapse. However, if the premiums you paid, accumulated at an effective annual rate of 4%, less withdrawals also accumulated at 4% (“Accumulated Net Payments”) are high enough and there is no Contract debt, Pruco Life guarantees that your Contract will not lapse even if investment experience is very unfavorable and the Contract Fund drops below zero. The length of time that the guarantee against lapse is available depends on your Contract’s death benefit type and the definition of life insurance test selected at issue. See PREMIUMS, page 23, Limited No-Lapse Guarantee, page 28 and LAPSE AND REINSTATEMENT, page 34.

If you pay more premium than permitted under section 7702A of the Internal Revenue Code, your Contract would be classified as a Modified Endowment Contract, which would affect the federal income tax treatment of loans and withdrawals. For more information, see Modified Endowment Contracts, page 35.

Allocation of Premiums

Before your premiums are allocated to your investment choices, we deduct a premium based administrative charge. We also deduct a charge for sales expenses. For more detail, see CHARGES AND EXPENSES, page 15. The amount remaining after the deduction of these charges is called the net premium.

When you apply for the Contract, you tell us how to allocate your premiums. You may change the way in which subsequent premiums are allocated by giving written notice to a Service Office or by telephoning a Service Office, provided you are enrolled to use the Telephone Transfer System. See Allocation of Premiums, page 24.

Generally, your initial net premium is applied to your Contract as of the Contract date. If we do not receive your initial premium before the Contract date, we apply the initial premium to your Contract as of the end of the valuation period in which it is received in Good Order at a Service Office.

On the Contract date: (1) we deduct the charge for sales expenses and the premium based administrative charge from the initial premium (2) we allocate the remainder of the initial premium and any other premium received during the 10 day period following receipt of the Contract to the Money Market investment option. Ten days after you receive the Contract, these funds will be transferred out of the Money Market investment option and allocated among the variable investment options and/or the fixed rate option according to your most current allocation request.

Investment Choices

You may choose to invest your Contract’s premiums and its earnings in one or more of 29 available variable investment options. You may also invest in the fixed rate option. See The Funds, page 10, and The Fixed Rate Option, page 14. You may transfer money among your investment choices, subject to restrictions. Please see Transfers, page 25.

Pruco Life may add additional variable investment options in the future.

Transfers Among Investment Options

You may, up to 12 times each Contract year, transfer amounts among the variable investment options or to the fixed rate option without charge. While you also may transfer amounts from the fixed rate option, certain restrictions may apply. There is an administrative charge of up to $25 for each transfer made exceeding 12 in any Contract year.

You may transfer amounts by proper written notice to a Service Office or by telephone, provided you are enrolled to use the Telephone Transfer System.

We reserve the right to prohibit transfer requests we determine to be disruptive to the investment option or to the disadvantage of other contract owners.

In addition, you may use our dollar cost averaging feature or our automatic rebalancing feature. For additional information, please see Transfers, page 25, Dollar Cost Averaging, page 25, and Auto-Rebalancing, page 25.

Increasing or Decreasing Basic Insurance Amount

Subject to state approval and to conditions determined by Pruco Life, after the issue of the Contract and after the first Contract anniversary, you may increase the amount of insurance by increasing the basic insurance amount of the Contract. When you do this, you create an additional coverage segment. Each coverage segment will be subject to its own monthly deductions and surrender charge and will have its own surrender charge period beginning on that segment’s effective date. See Increases in Basic Insurance Amount, page 30, and Surrender Charges, page 17.

Subject to certain limitations, you also have the option of decreasing the basic insurance amount of your Contract after the issue of the Contract. See Decreases in Basic Insurance Amount, page 30.

For Contracts with more than one coverage segment, a decrease in basic insurance amount will reduce each coverage segment based on the proportion of the coverage segment amount to the total of all coverage segment amounts in effect just before the change. A decrease in basic insurance amount may result in a surrender charge. See Surrender Charges, page 17.

We may decline a reduction if we determine it would cause the Contract to fail to qualify as “life insurance” for purposes of Section 7702 of the Internal Revenue Code. In addition, if the basic insurance is decreased, or a significant premium is paid in conjunction with an increase, there is a possibility that the Contract will be classified as a Modified Endowment Contract. See Tax Treatment of Contract Benefits, page 34.

No administrative processing charge is currently being made in connection with either an increase or a decrease in basic insurance amount. However, we reserve the right to make such a charge in an amount of up to $25. See CHARGES AND EXPENSES, page 15.

Access to Contract Values

A Contract may be surrendered for its cash surrender value (the Contract Fund minus any Contract debt and minus any applicable surrender charge) while the insured is living. To surrender a Contract, we may require you to deliver or mail the Contract with a written request in a form that meets Pruco Life’s needs, to a Service Office. The cash surrender value of a surrendered Contract will be determined as of the end of the valuation period in which such a request is received in a Service Office. Surrender of a Contract may have tax consequences. See Surrender of a Contract, page 31, and Tax Treatment of Contract Benefits, page 34.

If you surrender the Contract while it is in-force, you may be eligible to receive an Additional Amount upon full surrender of the Contract for its surrender value. This option is not available in states where it is not approved. See Surrender of a Contract, page 31.

Under certain circumstances, you may withdraw a part of the Contract’s cash surrender value without surrendering the Contract. The amount withdrawn must be at least $500. There is an administrative processing fee for each withdrawal which is the lesser of: (a) $25 and; (b) 2% of the withdrawal amount. Withdrawal of the cash surrender value may have tax consequences. See Withdrawals, page 33, and Tax Treatment of Contract Benefits, page 34.

Contract Loans

You may borrow money from us using your Contract as security for the loan, provided the Contract is not in default. The maximum loan amount is equal to the sum of (1) 99% of the portion of the cash value attributable to the variable investment options, and (2) the balance of the cash value. The cash value is equal to the Contract Fund less any surrender charge. A Contract in default has no loan value. The minimum loan amount you may borrow is generally $500 but may be lower in some states. See Loans, page 32.

Canceling the Contract (“Free-Look”)

Generally, you may return the Contract for a refund within 10 days after you receive it. Some states allow a longer period of time during which a Contract may be returned for a refund. In general, you will receive a refund of all premium payments made. However, if applicable law permits a market value free-look, you will receive the greater of (1) the Contract Fund plus the amount of any charges that have been deducted or (2) all premium payments made plus or minus any investment experience. A Contract returned according to this provision shall be deemed void from the beginning.

SUMMARY OF CONTRACT RISKS

Contract Values are not Guaranteed

Your benefits (including life insurance) are not guaranteed, but may be entirely dependent on the investment performance of the variable investment options you select. The value of your Contract Fund rises and falls with the performance of the investment options you choose and the charges that we deduct. Poor investment performance could cause your Contract to lapse and you could lose your insurance coverage. However, payment of the Death Benefit may be guaranteed under the Limited No-Lapse Guarantee feature. See, Limited No-Lapse Guarantee, Page 4.

The variable investment options you choose may not perform to your expectations. Investing in the Contract involves risks including the possible loss of your entire investment. Only the fixed rate option provides a guaranteed rate of return. For more detail, please see Risks Associated with the Variable Investment Options, page 9 and The Fixed Rate Option, page 14.

Increase in Charges

In several instances we will use the terms “maximum charge” and “current charge.” The “maximum charge,” in each instance, is the highest charge that Pruco Life is entitled to make under the Contract. The “current charge” is the amount that Pruco Life is now charging, which may be lower. If circumstances change, we reserve the right to increase each current charge, up to the maximum charge, without giving any advance notice.

Contract Lapse

Each month we determine the value of your Contract Fund. If the Contract Fund less any applicable surrender charges is zero or less, the Contract is in default unless it remains in-force under the Limited No-Lapse Guarantee. See Limited No-Lapse Guarantee, page 28. Your Contract will also be in default if at any time the Contract debt equals or exceeds the Contract Fund less any applicable surrender charges. Should this happen, we will notify you of the payment to prevent your Contract from terminating. See Loans, page 32. Your payment must be received at a Service Office within the 61-day grace period after the notice of default is mailed or the Contract will end and have no value. See LAPSE AND REINSTATEMENT, page 34. If you have an outstanding loan when your Contract lapses, you may have taxable income as a result. See Tax Treatment of Contract Benefits ? Pre-Death Distributions, page 35.

Risks of Using the Contract as a Short-Term Savings Vehicle

Because the Contract provides for an accumulation of a Contract Fund as well as a death benefit, you may wish to use it for various financial planning purposes. Purchasing the Contract for such purposes may involve certain risks.

For example, a life insurance policy could play an important role in helping you to meet the future costs of a child’s education. The Contract’s death benefit could be used to provide for education costs should something happen to you, and its investment features could help you accumulate savings. However, if the variable investment options you choose perform poorly, if you do not pay sufficient premiums, or if you access the values in your Contract through withdrawals or Contract loans, your Contract may lapse or you may not accumulate the funds you need.

The Contract is designed to provide benefits on a long-term basis. Consequently, you should not purchase the Contract as a short-term investment or savings vehicle. Because of the long-term nature of the Contract, you should consider whether purchasing the Contract is consistent with the purpose for which it is being considered.

Risks of Taking Withdrawals

If your Contract meets certain requirements, you may make withdrawals from your Contract’s cash surrender value while the Contract is in-force. The amount withdrawn must be at least $500. The withdrawal amount is limited by the requirement that the net cash value after withdrawal may not be less than or equal to zero after deducting any charges associated with the withdrawal and an amount that we estimate will be sufficient to cover the Contract Fund deductions for two monthly dates following the date of withdrawal. There is an administrative processing fee for each withdrawal which is the lesser of: (a) $25 and; (b) 2% of the withdrawal amount. Withdrawal of the cash surrender value may have tax consequences. See Tax Treatment of Contract Benefits, page 34.

Whenever a withdrawal is made, the death benefit will immediately be reduced by at least the amount of the withdrawal. Withdrawals under Type B (variable) and Type C (return of premium) Contracts, will not change the basic insurance amount. However, under a Type A (fixed) Contract, the withdrawal may require a reduction in the basic insurance amount, a reduction in Target Term Rider death benefit, and a surrender charge also may be deducted. See CHARGES AND EXPENSES, page 15. No withdrawal will be permitted under a Type A (fixed) Contract if it would result in a basic insurance amount of less than the minimum basic insurance amount. See REQUIREMENTS FOR ISSUANCE OF A CONTRACT, page 23. It is important to note, however, that if the basic insurance amount is decreased, there is a possibility that the Contract might be classified as a Modified Endowment Contract. Accessing the values in your Contract through withdrawals may significantly affect current and future Contract values or death benefit proceeds and may increase the chance that your Contract will lapse. Before making any withdrawal that causes a decrease in basic insurance amount, you should consult with your tax adviser and your Pruco Life representative. See Withdrawals, page 33, and Tax Treatment of Contract Benefits, page 34.

Limitations on Transfers

All or a portion of the amount credited to a variable investment option may be transferred. There is an administrative charge of up to $25 for each transfer made exceeding 12 in any Contract year.

You may transfer amounts by proper written notice to a Service Office or by telephone, provided you are enrolled to use the Telephone Transfer System. We use reasonable procedures to confirm that instructions given by telephone are genuine. However, we are not liable for following telephone instructions that we reasonably believe to be genuine. In addition, we cannot guarantee that you will be able to get through to complete a telephone transfer during peak periods such as periods of drastic economic or market change.

Generally, only one transfer from the fixed rate option is permitted during each Contract year. The maximum amount you may transfer out of the fixed rate option each year is the greater of: (a) 25% of the amount in the fixed rate option; and (b) $2,000.

We may modify your right to make transfers by restricting the number, timing and amount of transfers we find to be disruptive to the investment option or to the disadvantage of other contract owners. We also reserve the right to prohibit transfer requests made by an individual acting under a power of attorney on behalf of more than one contract owner.

Limitations and Charges on Surrender of the Contract

You may surrender your Contract at any time. We deduct a surrender charge from the surrender proceeds. In addition, the surrender of your Contract may have tax consequences. See Tax Treatment of Contract Benefits, page 34.

A Contract may be surrendered for its cash surrender value while the insured is living. We will assess a surrender charge if, during the first eight Contract years (or during the first eight years of a coverage segment representing an increase in basic insurance amount), the Contract lapses, is surrendered, or the basic insurance amount is decreased (including as a result of a withdrawal or a death benefit type change). The surrender charge varies by issue age. It is calculated as described in Surrender Charges, page 17. While the amount of the surrender charge decreases over time, it may be a substantial portion or even equal to your Contract Fund.

Risks of Taking a Contract Loan

Accessing the values in your Contract through Contract loans may significantly affect current and future Contract values or death benefit proceeds and may increase the chance that your Contract will lapse. Your Contract will be in default if, at any time, the Contract debt equals or exceeds the Contract Fund less any applicable surrender charges. If the Contract lapses or is surrendered, the amount of unpaid Contract debt will be treated as a distribution and will be immediately taxable to the extent of the gain in the Contract. In addition, if your Contract is a Modified Endowment Contract for tax purposes, taking a Contract loan may have tax consequences. See Tax Treatment of Contract Benefits, page 34.

Tax Consequences of Buying this Contract

Your Contract is structured to meet the definition of life insurance under Section 7702 of the Internal Revenue Code. At issue, the Contract owner chooses one of the following definition of life insurance tests: (1) Cash Value Accumulation Test or (2) Guideline Premium Test. Under the Cash Value Accumulation Test, there is a minimum death benefit to cash value ratio. Under the Guideline Premium Test, there is a limit to the amount of premiums that can be paid into the Contract, as well as a minimum death benefit to cash value ratio. Consequently, we reserve the right to refuse to accept a premium payment that would, in our opinion, cause this Contract to fail to qualify as life insurance. We also have the right to refuse to accept any payment that increases the death benefit by more than it increases the Contract Fund. Although we believe that the Contract should qualify as life insurance for tax purposes, there are some uncertainties, particularly because the Secretary of Treasury has not yet issued permanent regulations that bear on this question. Accordingly, we reserve the right to make changes — which will be applied uniformly to all Contract owners after advance written notice — that we deem necessary to insure that the Contract will qualify as life insurance.

Current federal tax law generally excludes all death benefits from the gross income of the beneficiary of a life insurance policy. However, your death benefit could be subject to estate tax. In addition, you generally are not subject to taxation on any increase in the Contract value until it is withdrawn. Generally, you are taxed on surrender proceeds and the proceeds of any partial withdrawals only if those amounts, when added to all previous distributions, exceed the total premiums paid. Amounts received upon surrender or withdrawal (including any outstanding Contract loans), in excess of premiums paid are treated as ordinary income.

Special rules govern the tax treatment of life insurance policies that meet the federal definition of a Modified Endowment Contract. The Contract could be classified as a Modified Endowment Contract if premiums in amounts that are too large are paid or a decrease in the face amount of insurance is made (or a rider removed). The addition of a rider or an increase in the face amount of insurance may also cause the Contract to be classified as a Modified Endowment Contract if a significant premium is paid in conjunction with an increase or the addition of a rider.

Under current tax law, death benefit payments under Modified Endowment Contracts, like death benefit payments under other life insurance contracts, generally are excluded from the gross income of the beneficiary. However, amounts you receive under the Contract before the insured’s death, including loans and withdrawals, are included in income to the extent that the Contract Fund before surrender charges exceeds the premiums paid for the Contract increased by the amount of any loans previously included in income and reduced by any untaxed amounts previously received other than the amount of any loans excludible from income. An assignment of a Modified Endowment Contract is taxable in the same way. These rules also apply to pre-death distributions, including loans and assignments, made during the two-year period before the time that the Contract became a Modified Endowment Contract.

All Modified Endowment Contracts issued by us to you during the same calendar year are treated as a single Contract for purposes of applying these rules. For more information, see Tax Treatment of Contract Benefits, page 34.

Any taxable income on pre-death distributions (including full surrenders) is subject to a penalty of 10 percent unless the amount is received on or after age 59½, on account of your becoming disabled or as a life annuity. It is presently unclear how the penalty tax provisions apply to Contracts owned by businesses.

Replacement of the Contract

The replacement of life insurance is generally not in your best interest. In most cases, if you require additional coverage, the benefits of your existing Contract can be protected by purchasing additional insurance or a supplemental Contract. If you are considering replacing a Contract, you should compare the benefits and costs of supplementing your existing Contract with the benefits and costs of purchasing the Contract described in this prospectus and you should consult with a tax adviser.

SUMMARY OF RISKS ASSOCIATED WITH
THE VARIABLE INVESTMENT OPTIONS

You may choose to invest your Contract’s premiums and its earnings in one or more of 29 available variable investment options. You may also invest in the fixed rate option. The fixed rate option is the only investment option that offers a guaranteed rate of return. See The Funds, page 10, and The Fixed Rate Option, page 14.

Risks Associated with the Variable Investment Options

Each of the variable investment options is a subaccount of the Pruco Life Variable Universal Account. Each subaccount invests in the shares of an open-end management investment company registered under the Investment Company Act of 1940 or a separate investment series of an open-end management investment company (each a “Fund”). Each Fund holds its assets separate from the assets of the other Funds, and each Fund has its own investment objective and policies, which are described in the accompanying Fund prospectuses for the portfolios. The income, gains and losses of one Fund generally have no effect on the investment performance of any other. For an additional discussion of the portfolios, please see The Funds, page 10.

We do not promise that the Funds will meet their investment objectives. Amounts you have allocated to the variable investment options may grow in value, decline in value or grow less than you expect, depending on the investment performance of the Funds in which the subaccounts invest. You bear the investment risk that the Funds may not meet their investment objectives. A description of each portfolio’s investment policies and a comprehensive statement of each Fund’s risks may be found in its prospectus. For additional information, please see The Funds, page 10.

Learn More about the Funds

Before allocating amounts to the variable investment options, you should read the Funds’ current prospectuses for detailed information concerning their investment objectives and strategies, and their investment risks.

GENERAL DESCRIPTIONS OF THE REGISTRANT, DEPOSITOR,
AND PORTFOLIO COMPANIES

Pruco Life Insurance Company

Pruco Life Insurance Company (“Pruco Life”) is a stock life insurance company, organized in 1971 under the laws of the State of Arizona. It is licensed to sell life insurance and annuities in the District of Columbia, Guam, and in all states except New York. Pruco Life’s principal Executive Office is located at 213 Washington Street, Newark, New Jersey 07102.

The Pruco Life Variable Universal Account

Pruco Life has established a separate account, the Pruco Life Variable Universal Account (the “Account”) to hold the assets that are associated with the Contracts. The Account was established on April 17, 1989 under Arizona law and is registered with the Securities and Exchange Commission (“SEC”) under the Investment Company Act of 1940 as a unit investment trust, which is a type of investment company. The Account meets the definition of a “separate account” under the federal securities laws. The Account holds assets that are segregated from all of Pruco Life’s other assets.

Pruco Life is the legal owner of the assets in the Account. Pruco Life will maintain assets in the Account with a total market value at least equal to the reserve and other liabilities relating to the variable benefits attributable to the Contract. In addition to these assets, the Account’s assets may include funds contributed by Pruco Life to commence operation of the Account and may include accumulations of the charges Pruco Life makes against the Account. From time to time these additional assets will be transferred to Pruco Life’s general account. Pruco Life will consider any possible adverse impact the transfer might have on the Account before making any such transfer.

Income, gains and losses credited to, or charged against, the Account reflect the Account’s own investment experience and not the investment experience of Pruco Life’s other assets. The assets of the Account may not be charged with liabilities that arise from any other business Pruco Life conducts.

The obligations to Contract owners and beneficiaries arising under the Contracts are general corporate obligations of Pruco Life.

Currently, you may invest in one or a combination of 29 available variable investment options, each of which is a subaccount of the Pruco Life Variable Universal Account. When you choose a variable investment option, we purchase shares of a mutual fund or a separate investment series of a mutual fund that is held as an investment for that option. We hold these shares in the subaccount. Pruco Life may remove or add additional variable investment options in the future. The Account’s financial statements are available in the Statement of Additional Information to this prospectus.

The Funds

Listed below are the mutual funds (the “Funds”) in which the variable investment options invest, their investment objectives, and investment advisers.

Each of these Funds is detailed in separate prospectuses that are provided with this prospectus. You should read the Fund prospectuses before you decide to allocate assets to the variable investment option using that Fund. There is no assurance that the investment objectives of the funds will be met.

The Prudential Series Fund, Inc. (the “Series Fund”):

Diversified Bond Portfolio: The investment objective is a high level of income over a longer term while providing reasonable safety of capital. The Portfolio normally invests at least 80% of its investable assets in higher grade debt obligations and high quality money market investments.

Equity Portfolio: The investment objective is long-term growth of capital. The Portfolio normally invests at least 80% of its investable assets in common stocks of major established corporations as well as smaller companies that we believe offer attractive prospects of appreciation.

Global Portfolio:The investment objective is long-term growth of capital. The Portfolio invests primarily in common stocks (and their equivalents) of foreign and U.S. companies.

High Yield Bond Portfolio: The investment objective is a high total return. The Portfolio normally invests at least 80% of its investable assets in high yield/high risk debt securities.

Jennison Portfolio: The investment objective is long-term growth of capital. The Portfolio invests primarily in equity securities of major, established corporations that we believe offer above-average growth prospects.

Money Market Portfolio: The investment objective is maximum current income consistent with the stability of capital and the maintenance of liquidity. The Portfolio invests in high quality short-term money market instruments issued by the U.S. Government or its agencies, as well as by corporations and banks, both domestic and foreign.

Stock Index Portfolio: The investment objective is investment results that generally correspond to the performance of publicly-traded common stocks. The Portfolio attempts to duplicate the price and yield of the Standard & Poor’s 500 Composite Stock Price Index (the “S&P 500”) by investing at least 80% of its investable assets in S&P 500 stocks.

SP Aggressive Growth Asset Allocation Portfolio:The investment objective is capital appreciation. The Portfolio invests primarily in large cap equity portfolios, international portfolios, and small/mid cap equity portfolios.

SP AIM Aggressive Growth Portfolio: The investment objective is long-term growth of capital. The Portfolio invests primarily in the common stocks of companies whose earnings the portfolio managers expect to grow more than 15% per year.

SP AIM Core Equity Portfolio: The investment objective is growth of capital. The Portfolio invests at least 80% of its investable assets in securities of established companies that have long-term above-average growth earnings, and growth companies that the Portfolio managers believe have the potential for above-average growth earnings.

SP Alliance Large Cap Growth Portfolio:The investment objective is growth of capital. The Portfolio will pursue aggressive investment policies by investing at least 80% of the Portfolio’s investable assets in stocks of companies considered to have large capitalizations.

SP Alliance Technology Portfolio:The investment objective is growth of capital. The Portfolio normally invests at least 80% of its investable assets in securities of companies that use technology extensively in the development of new or improved products or processes.

SP Balanced Asset Allocation Portfolio: The investment objective is to provide a balance between current income and growth of capital. The Portfolio invests primarily in fixed income portfolios, large cap equity portfolios, small/mid cap equity portfolios, and international equity portfolios.

SP Conservative Asset Allocation Portfolio: The investment objective is to provide current income with low to moderate capital appreciation. The Portfolio invests primarily in fixed income portfolios, large cap equity portfolios, and small/mid cap equity portfolios.

SP Davis Value Portfolio:The investment objective is growth of capital. The Portfolio invests primarily in common stock of U.S. companies with market capitalizations of at least $5 billion.

SP Deutsche International Equity Portfolio:The investment objective is long-term capital appreciation. The Portfolio normally invests at least 80% of its investable assets in the stocks and other equity securities of companies in developed countries outside the United States.

SP Growth Asset Allocation Portfolio: The investment objective is to provide long-term growth of capital with consideration also given to current income. The Portfolio invests primarily in large-cap equity portfolios, fixed income portfolios, international equity portfolios, and small/mid-cap equity portfolios.

SP INVESCO Small Company Growth Portfolio: The investment objective is long-term capital growth. The Portfolio normally invests at least 80% of its investable assets in small-capitalization companies — those which are included in the Russell 2000 Growth Index at the time of purchase, or if not included in that index, have market capitalizations of $2.5 billion or below at the time of purchase.

SP Jennison International Growth Portfolio: The investment objective is long-term growth of capital. The Portfolio normally invests at least 65% of its total assets in the common stock of foreign companies operating or based in at least five different countries.

SP MFS Capital Opportunities Portfolio:The investment objective is capital appreciation. The Portfolio normally invests at least 65% of its net assets in common stocks and related securities, such as preferred stocks, convertible securities, and depositary receipts for those securities.

SP Mid Cap Growth Portfolio:The investment objective is long-term growth of capital. The Portfolio normally invests at least 80% of its investable assets in common stocks and related securities, such as preferred stocks, convertible securities, and depositary receipts for those securities.

SP PIMCO High Yield Portfolio:The investment objective is maximum total return, consistent with preservation of capital and prudent investment management. The Portfolio normally invests at least 80% of its investable assets in a diversified portfolio of high yield/high risk securities rated below investment grade, but rated at least B by Moody’s Investor Service, Inc. or Standard & Poor’s Ratings Group, or, if unrated, determined by Pacific Investment Management Company (“PIMCO”) to be of comparable quality.

SP PIMCO Total Return Portfolio: The investment objective is maximum total return, consistent with preservation of capital and prudent investment management. The Portfolio normally invests at least 65% of its assets in a diversified portfolio of fixed income instruments of varying maturities.

SP Prudential U.S. Emerging Growth Portfolio:The investment objective is long-term capital appreciation. The Portfolio normally invests at least 80% of its investable assets in equity securities of small and medium sized U.S. companies that the adviser believes have the potential for above-average growth.

SP Strategic Partners Focused Growth Portfolio: The investment objective is long-term growth of capital. The Portfolio normally invests at least 65% of its total assets in equity-related securities of U.S. companies that the adviser believes to have strong capital appreciation potential.

Prudential Investments LLC (“PI”), a wholly-owned subsidiary of Prudential Financial, serves as the overall investment adviser for the Series Fund. PI will furnish investment advisory services in connection with the management of the Series Fund portfolios under a “manager-of-managers” approach. Under this structure, PI is authorized to select (with approval of the Series Fund’s independent directors) one or more sub-advisers to handle the actual day-to-day investment management of each Portfolio. PI is located at Gateway Center Three, 100 Mulberry Street, Newark, New Jersey 07102-4077.

Jennison Associates LLC (“Jennison”), also a wholly-owned subsidiary of Prudential Financial, serves as the sole sub-adviser for the Global Portfolio, the Jennison Portfolio, the SP Jennison International Growth Portfolio, and the SP Prudential U.S. Emerging Growth Portfolio. Jennison serves as a sub-adviser for a portion of the assets of the Equity Portfolio and the SP Strategic Partners Focused Growth Portfolio. Jennison’s address is 466 Lexington Avenue, New York, New York 10017.

Prudential Investment Management, LLC (“PIM”), a wholly-owned subsidiary of Prudential Financial, serves as the sole sub-adviser for the Diversified Bond Portfolio, the High Yield Bond Portfolio, the Money Market Portfolio, and the Stock Index Portfolio. PIM’s address is Gateway Center Two, 100 Mulberry Street, Newark, New Jersey 07102.

A I M Capital Management, Inc. (“A I M Capital”) serves as the sub-adviser to the SP AIM Aggressive Growth Portfolio and the SP AIM Core Equity Portfolio. A I M Capital’s principal business address is 11 Greenway Plaza, Suite 100, Houston, Texas 77046-1173.

Alliance Capital Management, L.P. (“Alliance”) serves as the sub-adviser to the SP Alliance Large Cap Growth Portfolio, the SP Alliance Technology Portfolio, and a portion of the SP Strategic Partners Focused Growth Portfolio. Alliance is located at 1345 Avenue of the Americas, New York, New York 10105.

Calamos Asset Management, Inc. (“Calamos”) serves as a sub-adviser for a portion of the assets of the SP Mid Cap Growth Portfolio. Calamos, a registered investment advisor, is a wholly-owned subsidiary of Calamos Holdings, Inc. Calamos’ address is 1111 E. Warrenville Road, Naperville, Illinois 60563-1463.

Davis Advisors (“Davis”) serves as the sub-adviser to the SP Davis Value Portfolio. Davis is located at 2429 East Elvira Road, Suite 101, Tucson, Arizona 85706.

Deutsche Asset Management Investment Services Limited (“DeAMIS”), serves as the sub-adviser to the SP Deutsche International Equity Portfolio. DeAMIS is a wholly-owned subsidiary of Deutsche Bank AG. DeAMIS’s address is One Applod Street, London, United Kingdom.

GE Asset Management Incorporated (“GEAM”), serves as a sub-adviser for a portion of the assets of the Equity Portfolio. GEAM’s ultimate parent is General Electric Company. GEAM’s address is 3003 Summer Street, Stamford, Connecticut 06904.

INVESCO Funds Group, Inc. (“INVESCO’) serves as the sub-adviser to the SP INVESCO Small Company Growth Portfolio. INVESCO is located at 4350 South Monaco Street, Denver, Colorado 80237.

Massachusetts Financial Services Company (“MFS”), serves as the sub-adviser for the SP MFS Capital Opportunities Portfolio. MFS is a subsidiary of Sun Life of Canada (U.S.) Financial Services Holdings, Inc., which in turn is an indirect wholly-owned subsidiary of Sun Life Financial Services of Canada, Inc. MFS is located at 500 Boylston Street, Boston, Massachusetts 02116.

Pacific Investment Management Company LLC (“PIMCO”) serves as the sub-adviser for the SP PIMCO High Yield Portfolio and the SP PIMCO Total Return Portfolio. PIMCO is a subsidiary of Allianz Dresdner Asset Management of America L.P., formerly PIMCO Advisors L.P. PIMCO’s principal business address is 840 Newport Center Drive, Newport Beach, California 92660.

Salomon Brothers Asset Management, Inc. (“Salomon”), serves as a sub-adviser for a portion of the assets of the Equity Portfolio. Salomon is a part of the global asset management arm of Citigroup, Inc. which was formed in 1998 as a result of the merger of Travelers Group and Citicorp, Inc. Salomon’s address is 125 Broad Street, New York, New York 10004.

The SP Aggressive Growth Asset Allocation Portfolio, the SP Balanced Asset Allocation Portfolio, the SP Conservative Asset Allocation Portfolio, and the SP Growth Asset Allocation Portfolio, each invests only in shares of other underlying Fund portfolios, which are managed by the advisers of those portfolios.

As an investment adviser, PI charges the Series Fund a daily investment management fee as compensation for its services. PI pays each sub-adviser out of the fee that PI receives from the Series Fund.

M Fund, Inc.:

Brandes International Equity Fund: The investment objective is long term capital appreciation. The fund invests primarily in equity securities of foreign issuers, including common stocks, preferred stock and securities that are convertible into common stocks. The fund focuses on stocks with capitalizations of $1 billion or more. The fund also may invest in emerging market securities. The fund’s sub-adviser is Brandes Investment Partners, LLC.

Business Opportunity Value Fund: The investment objective is long-term capital appreciation. The fund invests primarily in equity securities of U.S. issuers in the large-to-medium capitalization segment of the U.S. stock market. The fund’s sub-adviser is Iridian Asset Management LLC.

Frontier Capital Appreciation Fund: The investment objective is to seek the maximum capital appreciation. The fund invests primarily in the common stocks of U.S. companies of all sizes, with emphasis on stock companies with capitalizations that are consistent with the capitalizations of those companies found in the Russell 2500 Stock Index. The fund’s sub-adviser is Frontier Capital Management Company, LLC.

Turner Core Growth Fund: The investment objective is long-term capital appreciation. The fund invests primarily in the common stocks of U.S. companies that the sub-advisor believes have strong earnings growth potential. The fund’s sub-adviser is Turner Investment Partners, Inc.

M Financial Investment Advisers, Inc. (“MFIA”) is the investment adviser of the M Fund, Inc. MFIA’s business address is M Financial Plaza, Suite 900, 1125 NW Couch Street, Portland, Oregon 97209.

The investment advisers for the Funds charge a daily investment management fee as compensation for their services. These fees are more fully described in the prospectus for each Fund.

In the future it may become disadvantageous for both variable life insurance and variable annuity contract separate accounts to invest in the same underlying mutual funds. Although neither of the companies that invest in the Funds nor the Funds currently foresee any such disadvantage, the Board of Directors for each Fund intends to monitor events in order to identify any material conflict between variable life insurance and variable annuity contract owners and to determine what action, if any, should be taken. Material conflicts could result from such things as:

  (1) changes in state insurance law;
  (2) changes in federal income tax law;
  (3) changes in the investment management of any portfolio of the Funds; or
  (4) differences between voting instructions given by variable life insurance and variable annuity contract owners.

A fund or portfolio may have a similar name or an investment objective and investment policies resembling those of a mutual fund managed by the same investment adviser that is sold directly to the public. Despite such similarities, there can be no assurance that the investment performance of any such fund or portfolio will resemble that of the publicly available mutual fund.

An affiliate of each of the Funds may compensate Pruco Life based upon an annual percentage of the average assets held in the Fund by Pruco Life under the Contracts. These percentages may vary by Fund and/or Portfolio, and reflect administrative and other services we provide.

Voting Rights

We are the legal owner of the shares of the mutual funds associated with the variable investment options. However, we vote the shares of the mutual funds according to voting instructions we receive from Contract owners. We will mail you a proxy, which is a form you need to complete and return to us to tell us how you wish us to vote. When we receive those instructions, we will vote all of the shares we own on your behalf in accordance with those instructions. We vote shares for which we do not receive instructions, and any other shares that we own in our own right, in the same proportion as the shares for which instructions are received. We may change the way your voting instructions are calculated if it is required by federal or state regulation. Should the applicable federal securities laws or regulations, or their current interpretation, change so as to permit Pruco Life to vote shares of the Funds in its own right, it may elect to do so.

Pruco Life may, if required by state insurance regulations, disregard voting instructions if they would require shares to be voted so as to cause a change in the sub-classification or investment objectives of one or more of a Fund’s portfolios, or to approve or disapprove an investment advisory contract for a Fund. In addition, Pruco Life itself may disregard voting instructions that would require changes in the investment policy or investment adviser of one or more of the Fund’s portfolios, provided that Pruco Life reasonably disapproves such changes in accordance with applicable federal regulations. If Pruco Life does disregard voting instructions, it will advise Contract owners of that action and its reasons for such action in the next annual or semi-annual report to Contract owners.

Substitution of Funds

We may substitute one or more of the mutual funds used by the variable investment options. We may also cease to allow investments in existing funds. We do this only if events such as investment policy changes or tax law changes make the mutual fund unsuitable. We would not do this without the approval of the Securities and Exchange Commission and necessary state insurance department approvals. You will be given specific notice in advance of any substitution we intend to make.

The Fixed Rate Option

Because of exemptive and exclusionary provisions, interests in the fixed rate option under the Contract have not been registered under the Securities Act of 1933 and the general account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, interests in the fixed rate option are not subject to the provisions of these Acts, and Pruco Life has been advised that the staff of the SEC has not reviewed the disclosure in this prospectus relating to the fixed rate option. Any inaccurate or misleading disclosure regarding the fixed rate option may, however, be subject to certain generally applicable provisions of federal securities laws.

You may choose to invest, initially or by transfer, all or part of your Contract Fund to a fixed rate option. This amount becomes part of Pruco Life’s general account. The general account consists of all assets owned by Pruco Life other than those in the Account and in other separate accounts that have been or may be established by Pruco Life. Subject to applicable law, Pruco Life has sole discretion over the investment of the general account assets, and Contract owners do not share in the investment experience of those assets. Instead, Pruco Life guarantees that the part of the Contract Fund allocated to the fixed rate option will accrue interest daily at an effective annual rate that Pruco Life declares periodically, but not less than an effective annual rate of 3%. Pruco Life is not obligated to credit interest at a rate higher than an effective annual rate of 3%, although we may do so.

Transfers out of the fixed rate option are subject to strict limits. See Transfers, page 25. The payment of any cash surrender value attributable to the fixed rate option may be delayed up to six months. See When Proceeds are Paid, page 26.

CHARGES AND EXPENSES

The total amount invested at any time in the Contract Fund consists of the sum of the amount credited to the variable investment options, the amount allocated to the fixed rate option, plus any interest credited on amounts allocated to the fixed rate option, and the principal amount of any Contract loan plus the amount of interest credited to the Contract upon that loan. See Loans, page 32. Most charges, although not all, are made by reducing the Contract Fund.

Charges deducted from premium payments and the Contract Fund may change from time to time, subject to maximum charges. In deciding whether to change any of these charges, we will periodically consider factors such as mortality, persistency, expenses, taxes and interest and/or investment experience to see if a change in our assumptions is needed. Premium based administrative charges will be set at one rate for all contracts like this one. Changes in other charges will be by class. We will not recoup prior losses or distribute prior gains by means of these changes.

This section provides a more detailed description of each charge that is described briefly in the charts beginning on page 1.

In several instances we will use the terms “maximum charge” and “current charge.” The “maximum charge,” in each instance, is the highest charge that Pruco Life is entitled to make under the Contract. The “current charge” is the lower amount that Pruco Life is now charging. If circumstances change, we reserve the right to increase each current charge, up to the maximum charge, without giving any advance notice.

Sales Load Charges

We reserve the right to charge up to 12% of premiums paid for sales expenses in all Contract years. This charge, often called a “sales load”, is deducted to compensate us for the costs of selling the Contracts, including commissions, advertising and the printing and distribution of prospectuses and sales literature.

Currently, the charge is equal to 9.75% of premiums paid up to the amount of the Sales Load Target Premium and 4% of premiums paid in excess of this amount for the first 10 Contract years (or the first 10 years of a coverage segment representing an increase in basic insurance amount); 3% thereafter. The Sales Load Target Premium may vary from the Limited No-Lapse Guarantee Premium, depending on the issue age and rating class of the insured, any extra risk charges, or additional riders. See PREMIUMS, page 23.

Paying more than the Sales Load Target Premium could reduce your total sales load. For example, assume that a Contract with no riders or extra insurance charges has a Sales Load Target Premium of $884.00 and the Contract owner would like to pay 10 premiums. If the Contract owner paid $1,768 (two times the amount of the Sales Load Target Premium) in every other Contract year up to the ninth year (i.e. in years 1, 3, 5, 7, 9), the total sales load charge would be $607.75. If the Contract owner paid $884.00 in each of the first 10 Contract years, the total sales load would be $861.90. For additional information, see Increases in Basic Insurance Amount, page 30.

Attempting to structure the timing and amount of premium payments to reduce the potential sales load may increase the risk that your Contract will lapse without value. Delaying the payment of premium amounts to later years will adversely affect the Limited No-Lapse Guarantee if the accumulated premium payments do not reach the Limited No-Lapse Guarantee Values shown on your Contract Data pages. See Limited No-Lapse Guarantee, page 28. In addition, there are circumstances where payment of premiums that are too large may cause the Contract to be characterized as a Modified Endowment Contract, which could be significantly disadvantageous. See Tax Treatment of Contract Benefits, page 34.

Premium Based Administrative Charge

We reserve the right to charge up to 7.5% for a premium based administrative charge, which shall include any federal, state or local income, premium, excise, business or any other type of charge (or component thereof) measured by or based upon the amount of premium received by Pruco Life.

This charge is made up of two parts, which currently equal a total of 3.75% of the premiums received.

The first part is a charge for state and local premium taxes. The current amount for this first part is 2.5% of the premium and is Pruco Life’s estimate of the average burden of state taxes generally. Tax rates vary from jurisdiction to jurisdiction and generally range from 0% to 5%. The rate applies uniformly to all Contract owners without regard to state of residence. Pruco Life may collect more for this charge than it actually pays for state and local premium taxes.

The second part is for federal income taxes measured by premiums, and it is currently equal to 1.25% of premiums. We believe that this charge is a reasonable estimate of an increase in Pruco Life’s federal income taxes resulting from a 1990 change in the Internal Revenue Code. It is intended to recover this increased tax.

Under current law, Pruco Life may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant and they are not charged against the Account. If there is a material change in the applicable state or local tax laws, the imposition of any such taxes upon Pruco Life that are attributable to the Account may result in a corresponding charge against the Account.

Cost of Insurance

We deduct, monthly, a cost of insurance (“COI”) charge proportionately (or as you directed, See Allocated Charges, page 18) from the dollar amounts held in each of the chosen investment options. The purpose of this charge is to provide insurance coverage. When an insured dies, the amount payable to the beneficiary (assuming there is no Contract debt) is larger than the Contract Fund — significantly larger if the insured dies in the early years of a Contract. The cost of insurance charges collected from all Contract owners enables Pruco Life to pay this larger death benefit. The maximum COI charge is determined by multiplying the amount by which the Contract’s death benefit exceeds the Contract Fund (“net amount at risk”) under a Contract by maximum COI rates.

The net amount at risk is affected by factors such as: investment performance, premium payments, and charges. The maximum COI rates are based upon the 1980 Commissioners Standard Ordinary (“CSO”) Mortality Tables and an insured’s current attained age, sex (except where unisex rates apply), smoker/non-smoker status, and extra rating class, if any. At most ages, Pruco Life’s current COI rates are lower than the maximum rates. Current COI charges range from $.002 to $83.34 per $1,000 of net amount at risk. For additional information, see Increases in Basic Insurance Amount, page 30.

Monthly Deductions from the Contract Fund

Pruco Life deducts the following monthly charges proportionately from the dollar amounts held in each of the chosen investment option[s] or you may select up to two variable investment options from which we deduct your Contract’s monthly charges. See Allocated Charges, page 18.

(a)	An administrative charge based on the basic insurance amount is deducted. The charge is intended to compensate us for things like processing claims, keeping records, and communicating with Contract owners. Currently, the first part of the charge is equal to $20 per Contract for the first two Contract years and $8 per Contract thereafter. However, Pruco Life reserves the right to charge up to $20 for all years. Currently, the second part of this charge is equal to an amount up to $2.20 per $1,000 of the basic insurance amount for the first eight Contract years and zero thereafter. However, Pruco Life reserves the right to charge up to $2.20 for all years. The amount per $1,000 varies by sex, issue age, smoker/nonsmoker status, and extra rating class, if any.

(b)	If the Contract includes a coverage segment representing an increase in basic insurance amount, we will deduct $12 per segment for the first two years of the coverage segment and zero thereafter; plus we currently charge an amount up to $2.20 per $1,000 of the coverage segment for an increase in basic insurance amount for the first eight years from the effective date of the increase and zero thereafter. However, Pruco Life reserves the right to charge up to $2.20 for all years. The amount per $1,000 varies by sex, issue age, smoker/nonsmoker status, extra rating class, if any, and the effective date of the increase.

In either of the instances described above, the highest charge per thousand is $2.20 and applies to male age 75. The lowest charge per thousand is $0.05 and applies to female age 0-14, non-smoker at certain rating classes. The amount of the charge that applies to a particular Contract is shown on the Contract Data pages under the heading “Adjustments to the Contract Fund.”

        The following table provides sample per thousand charges:

                         -------------- ---------------- --------------- ---------------- ---------------
                                             Male             Male           Female           Female
                           Issue Age      Non-Smoker         Smoker        Non-Smoker         Smoker
                         -------------- ---------------- --------------- ---------------- ---------------
                         -------------- ---------------- --------------- ---------------- ---------------
                              35             $0.26           $0.30            $0.21           $0.23
                         -------------- ---------------- --------------- ---------------- ---------------
                         -------------- ---------------- --------------- ---------------- ---------------
                              45             $0.44           $0.53            $0.36           $0.40
                         -------------- ---------------- --------------- ---------------- ---------------
                         -------------- ---------------- --------------- ---------------- ---------------
                              55             $0.78           $0.95            $0.62           $0.68
                         -------------- ---------------- --------------- ---------------- ---------------
                         -------------- ---------------- --------------- ---------------- ---------------
                              65             $1.43           $1.76            $1.11           $1.22
                         -------------- ---------------- --------------- ---------------- ---------------
(c)	You may add one or more of several riders to the Contract. Some riders are charged for separately. If you add such a rider to the basic Contract, additional charges will be deducted. See RIDERS, page 20.

(d)	If an insured is in a substandard risk classification (for example, a person in a hazardous occupation), additional charges will be deducted.

The earnings of the Account are taxed as part of the operations of Pruco Life. Currently, no charge is being made to the Account for Pruco Life’s federal income taxes, other than the 1.25% charge for federal income taxes measured by premiums. See Premium Based Administrative Charge, page 15. Pruco Life periodically reviews the question of a charge to the Account for Company federal income taxes. We may make such a charge in the future for any federal income taxes that would be attributable to the Contracts.

Daily Deduction from the Variable Investment Options

Each day we deduct a charge from the assets of each of the variable investment options in an amount equivalent to an effective annual rate of up to 0.45%. Currently, we charge 0%. This charge is intended to compensate Pruco Life for assuming mortality and expense risks under the Contract. The mortality risk assumed is that insureds may live for shorter periods of time than Pruco Life estimated when it determined what mortality charge to make. The expense risk assumed is that expenses incurred in issuing and administering the Contract will be greater than Pruco Life estimated in fixing its administrative charges. This charge is not assessed against amounts allocated to the fixed rate option.

Surrender Charges

We will assess a surrender charge if, during the first eight Contract years (or during the first eight years of a coverage segment representing an increase in basic insurance amount), the Contract lapses, is surrendered, or the basic insurance amount is decreased (including as a result of a withdrawal or a death benefit type change). The surrender charge is a percentage of one year’s Sales Load Target Premium, less premiums for riders and extras, as determined at the time the Contract is issued. A separate surrender charge is based on one year’s Sales Load Target Premium for each new coverage segment determined at the time each new coverage segment is issued. The percentage varies by issue age. The maximum first year percentage is 15% of the Surrender Target Premium, and is reduced annually to zero by the end of the eighth year. These surrender charges are similar to what is often referred to as “deferred sales load” charges and compensate Pruco Life for administrative costs associated with the sale of the Contracts. The duration of the surrender charge also varies by age.

The chart below shows the maximum percentages for all ages at the beginning of the first Contract year, the rate at which the percentages is reduced annually, and the end of the last Contract year for which a surrender charge is shown. The surrender charge is not deducted from the death benefit if the insured should die during this period. This charge is deducted to cover sales and administrative costs, such as: the cost of processing applications, conducting examinations, determining insurability and the insured’s rating class, and establishing records. A schedule showing the maximum surrender charges for a full surrender occurring during each year for which a surrender charge may be payable is found in the Contract Data pages of the Contract.

     -----------------------------------------------------------------------------------------------------------------------
                                            Maximum Percentage for Surrender Charges
     -----------------------------------------------------------------------------------------------------------------------
     ------------- -------------- -------------- --------------- -------------- -------------- -------------- --------------
     Issue Age     Percentage     Percentage     Percentage  at  Percentage     Percentage     Percentage     Percentage
                   at  start  of  at  start  of  start  of year  at  start  of  at  start  of  at  start  of  at  start  of
                   years 1 - 3    year 4         5               year 6         year 7         year 8         year 9
     ------------- -------------- -------------- --------------- -------------- -------------- -------------- --------------
     ------------- -------------- -------------- --------------- -------------- -------------- -------------- --------------
     18-65         15%            13%            10%             8%             5%             2%             0%
     ------------- -------------- -------------- --------------- -------------- -------------- -------------- --------------
     ------------- -------------- -------------- --------------- -------------- -------------- -------------- --------------
     66-70         14%            13%            10%             8%             5%             2%             0%
     ------------- -------------- -------------- --------------- -------------- -------------- -------------- --------------
     ------------- -------------- -------------- --------------- -------------- -------------- -------------- --------------
     71-71         13%            12%            10%             8%             5%             2%             0%
     ------------- -------------- -------------- --------------- -------------- -------------- -------------- --------------
     ------------- -------------- -------------- --------------- -------------- -------------- -------------- --------------
     75 and above  12%            12%            10%             8%             5%             2%             0%
     ------------- -------------- -------------- --------------- -------------- -------------- -------------- --------------

We will show a surrender charge threshold for each coverage segment in the Contract Data pages. This threshold amount is the segment’s lowest coverage amount since its effective date. If during the first eight Contract years (or during the first eight years of a coverage segment representing an increase in basic insurance amount), the basic insurance amount is decreased (including as a result of a withdrawal or a change in type of death benefit), and the new basic insurance amount for any coverage segment is below the threshold for that segment, we will deduct a percentage of the surrender charge for that segment. The percentage will be the amount by which the new coverage segment is less than the threshold, divided by the basic insurance amount at issue. After this transaction, the threshold will be updated and a corresponding new surrender charge schedule will also be determined to reflect that portion of surrender charges deducted in the past. For information regarding COI charges where there are two or more coverage segments in effect, see Increases in Basic Insurance Amount, page 30 and Decreases in Basic Insurance Amount, page 30.

If we are processing a full surrender of your contract, and it includes the Enhanced Cash Value rider, and is not in default, Pruco Life will determine an Additional Amount by multiplying the total surrender charge by a factor and add that Additional Amount to the cash surrender value.

This Additional Amount to the cash surrender value is not payable when your Contract is surrendered in connection with a 1035 Exchange. The Additional Amount is available in states where it is approved.

Transaction Charges

(a)	We currently charge an administrative processing fee equal to the lesser of $25 or 2% of the withdrawal amount in connection with each withdrawal.

(b)	We currently charge an administrative processing fee of $25 for each transfer exceeding 12 in any Contract year.

(c)	We may charge an administrative processing fee of up to $25 for any change in basic insurance amount.

(d)	We may charge an administrative processing fee of up to $25 for any change in the Target Term Rider coverage amount for Contracts with this rider.

(e)	We may charge an administrative processing fee of up to $150 for Living Needs Benefit payments.

Allocated Charges

You may choose from which variable investment option(s) we deduct your Contract’s monthly charges. Monthly charges include: (1) monthly administrative charges, (2) COI charges, (3) any rider charges, and (4) any charge for substandard risk classification. You may select up to two variable investment options for the allocation of monthly charges. Allocations must be designated in whole percentages. For example, 33% can be selected but 331/3% cannot. Of course, the total allocation to the selected variable investment options must equal 100%. The fixed rate option is not available as an allocation option. See Monthly Deductions from the Contract Fund, page 16.

If there are insufficient funds in one or both of the selected variable investment options to cover the monthly charges, the selected variable investment option(s) will be reduced to zero. Any remaining charge will be deducted from all other variable investment options and the fixed rate option proportionately to the dollar amount in each. Furthermore, if you do not specify an allocation of monthly charges, we will deduct monthly charges proportionately from your variable investment options and the fixed rate option.

Charges After Age 100

Beginning on the contract anniversary when the insured reaches attained age 100, premiums will no longer be accepted and monthly charges will no longer be deducted from the Contract Fund. You may continue the contract until the insured’s death, or until you surrender the contract for its cash surrender value. You may continue to make transfers, loans and withdrawals, subject to the limitations on these transactions described elsewhere. If you have any amounts allocated to the variable investment options, mortality and expense risk charges and investment advisory fees will continue to be deducted daily. Any outstanding loan will remain on the policy, unless repaid, and will continue to accrue interest.

Portfolio Charges

Charges deducted from, and expenses paid out of, the assets of the Funds as described in the Fund prospectuses.

Rider Charges

Accidental Death Benefit Rider -- We deduct a charge monthly for this rider which provides an additional death benefit if the insured’s death is accidental. This benefit will end on the earliest of: the end of the last day of the grace period if the Contract is in default; the date the Contract is surrendered for its net cash value; the end of the day before the first Contract anniversary on or after the insured’s 100th birthday; and the date the Contract ends for any other reason. The current charge ranges from $0.05 to $0.28 per $1,000 of coverage based on age, sex, and underwriting class, and is charged to the first Contract anniversary on or after the insured’s 100th birthday.

Children Level Term Rider -- We deduct a charge monthly for this rider which provides term life insurance on all dependent children that are covered under this rider. The current charge is $0.42 per $1,000 of coverage and will stop on the earlier of the date of the insured’s death, and the first contract anniversary on or after the insured’s 75th birthday.

Enhanced Cash Value Rider -- We deduct a one time charge from the first monthly deduction on the Contract for this rider, which provides an Additional Amount upon full surrender of the Contract for its surrender value. The current charge is $0.01 per $1,000 of coverage. However, Pruco Life reserves the right to charge up to $0.05 per $1,000.

Enhanced Disability Benefit Rider -- We deduct a charge monthly for this rider which provides invested premium amounts while the insured is totally disabled. If we approve a claim for this benefit, the greater of the stipulated amount and the monthly charge will be waived while the insured is totally disabled. The current charge is based on age, sex, and underwriting class. It ranges from 6.9% to 10% of the greater of: 9% of the policy Limited No-Lapse Guarantee Premium or the total of monthly deductions, and is payable to the first Contract anniversary on or after the insured’s 60th birthday.

Target Term Rider -- We may deduct a charge monthly for this rider, which provides a flexible term insurance benefit to attained age 100 on the life of the insured. Currently, we do not deduct an administrative charge for this rider. However, we currently deduct a Cost of Insurance (“COI”) charge for this rider, which is lower than the COI charge deducted for the basic amount of insurance, and is based on age, sex, and underwriting class of the insured.

Living Needs Benefit Rider -- We deduct a $150 fee for this rider only if benefits are paid.

PERSONS HAVING RIGHTS UNDER THE CONTRACT

Contract Owner

Unless a different owner is named in the application, the Contract owner is the insured. If a different Contract owner is named, we will show that Contract owner in an endorsement to the Contract. This ownership arrangement will remain in effect unless you ask us to change it.

You may change the ownership of the Contract by sending us a request in a form that meets our needs. We may ask you to send us the Contract to be endorsed. If we receive your request in a form that meets our needs, and the Contract if we ask for it, we will file and record the change, and it will take effect as of the date you signed the request.

While the insured is living, the Contract owner alone is entitled to any Contract benefit and value, and to the exercise of any right and privilege granted by the Contract or by us. For example, the Contract owner is entitled to surrender the Contract, access Contract values through loans or withdrawals, assign the Contract, and to name or change the beneficiary.

Beneficiary

The beneficiary is entitled to receive any benefit payable on the death of the insured. You may designate or change a beneficiary by sending us a request in a form that meets our needs. We may ask you to send us the contract to be endorsed. If we receive your request, and the contract if we ask for it, we will file and record the change and it will take effect as of the date you signed the request. But if we make any payment(s) before we receive the request, we will not have to make the payment(s) again. Any beneficiary’s interest is subject to the rights of any assignee we know of. When a beneficiary is designated, any relationship shown is to the insured, unless otherwise stated.

OTHER GENERAL CONTRACT PROVISIONS

Assignment

This Contract may not be assigned if the assignment would violate any federal, state or local law or regulation prohibiting sex distinct rates for insurance. Generally, the Contract may not be assigned to an employee benefit plan or program without Pruco Life’s consent. Pruco Life assumes no responsibility for the validity or sufficiency of any assignment. We will not be obligated to comply with any assignment unless we receive a copy at a Service Office.

Incontestability

We will not contest the Contract after it has been in-force during the insured’s lifetime for two years from the issue date, except for non-payment of enough premium to pay the required charges and when any change is made in the Contract that requires Pruco Life’s approval and would increase our liability. We will not contest such change after it has been in effect for two years during the lifetime of the insured.

Misstatement of Age or Sex

If the insured’s stated age or sex or both are incorrect in the Contract, Pruco Life will adjust the death benefits payable and any amount to be paid, as required by law, to reflect the correct age and sex. Any such benefit will be based on what the most recent deductions from the Contract Fund would have provided at the insured’s correct age and sex.

Settlement Options

The Contract grants to most owners, or to the beneficiary, a variety of optional ways of receiving Contract proceeds, other than in a lump sum. Pruco Life and Prudential have entered into an agreement under which Prudential furnishes Pruco Life the same administrative support services that it provides in the operation of its own business with regard to the payment of death claim proceeds by way of Prudential’s Alliance Account. Pruco Life transfers to Prudential an amount equal to the amount of the death claim, and Prudential establishes an individual account within its Alliance Account in the name of the beneficiary and makes all payments necessary to satisfy such obligations. Any Pruco Life representative authorized to sell this Contract can explain these options upon request.

Suicide Exclusion

Generally, if the insured, whether sane or insane, dies by suicide within two years from the Contract date, the Contract will end and Pruco Life will return the premiums paid, less any Contract debt, and less any withdrawals. Generally, if the insured, whether sane or insane, dies by suicide after two years from the issue date, but within two years of the effective date of an increase in the basic insurance amount, we will pay, as to the increase in amount, no more than the sum of the premiums paid on and after the effective date of an increase.

RIDERS

Target Term Rider

The Target Term Rider provides a flexible term insurance benefit to attained age 100 on the life of the insured. You specify the amount of term rider coverage you desire, up to four times the base Contract’s basic insurance amount. This amount is called the rider coverage amount and is the maximum death benefit payable under the rider. After issue, while the rider is in-force, you may increase the rider coverage amount subject to a minimum increase amount of $25,000 and the underwriting requirements determined by Pruco Life. The rider coverage amount after the increase cannot exceed four times the base Contract’s basic insurance amount. You may also decrease your rider coverage amount after issue, subject to a minimum decrease amount of $10,000.

The rider death benefit fluctuates as the base Contract’s death benefit changes. When the Contract Fund has not grown to the point where the base Contract’s death benefit is increased to satisfy the Internal Revenue Code’s definition of life insurance, the rider death benefit equals the rider coverage amount. However, if the Contract Fund has grown to the point where the base Contract’s death benefit begins to vary as required by the Internal Revenue Code’s definition of life insurance, the rider’s death benefit will decrease (or increase) dollar for dollar as the base Contract’s death benefit increases (or decreases). The rider death benefit will never increase beyond the rider coverage amount. It is possible, however, for the Contract Fund and, consequently, the base Contract’s death benefit to grow to the point where the rider death benefit is reduced to zero. If you have a Type A death benefit and you take a withdrawal the Rider coverage amount may require a reduction. We will not reduce the Rider coverage amount below $10,000.

You should consider the following factors when purchasing a Contract with a Target Term Rider:

A Contract with a Target Term Rider will offer a higher cash value and death benefit than an all base policy with the same death benefit if Pruco Life does not change its current charges. This is because: (1) the Sales Load Target Premium will be lower for a Contract with a Target Term Rider than for an all base policy with the same death benefit and this may result in lower current sales expense charges, (2) the monthly administrative charge will also be lower for a Contract with a Target Term Rider than for an all base policy with the same death benefit, and (3) we currently take lower current Cost of Insurance charges under the Target Term Rider.

However, a Contract with a Target Term Rider offers the potential for lower cash values and death benefits than an all base policy with the same death benefit if Pruco Life raises its current charges to the maximum contractual level. This is because guaranteed maximum charges under the Contract and Target Term Rider are the same except for the per $1,000 of insurance portion of the monthly administrative charge which is higher for Target Term Rider. The surrender charge does not apply to the Target Term Rider.

Other factors to consider are:

The Enhanced Disability Benefit, as described below, is unavailable on Contracts with a Target Term Rider. If it is important to you to have the Enhanced Disability Benefit, you may want to purchase a Contract without a Target Term Rider.

The Accidental Death Benefit, described under RIDERS, page 20, does not apply to any portion of the death benefit that is attributable to a Target Term Rider. If it is important to you to have the maximum amount of Accidental Death Benefit allowed under your Contract, you may want to purchase a Contract without a Target Term Rider.

The Living Needs Benefit does not apply to the portion of the death benefit that is attributable to a Target Term Rider. If it is important to you that the Living Needs Benefit applies to the entire death benefit, you may want to purchase a Contract without a Target Term Rider. See Living Needs Benefit, page 22.

The rider coverage amount terminates at the insured’s age 100. If it is important to you that no coverage amount then in effect terminates at the insured’s attained age 100, you may want to purchase a contract without a Target Term Rider.

Some of the factors outlined above can have effects on the financial performance of a Contract, including the amount of the Contract’s cash value and death benefit. It is important that you ask your Pruco Life representative to provide illustrations based on different combinations of base Contract basic insurance amount and rider coverage amount. You can then discuss with your Pruco Life representative how these combinations may address your objectives.

Other Riders

Contract owners may be able to obtain extra fixed benefits which may require additional charges. These optional insurance benefits will be described in what is known as a “rider” to the Contract. Charges applicable to the riders will be deducted from the Contract Fund on each Monthly date. The amounts of these benefits do not depend on the performance of the Account, although they will no longer be available if the Contract lapses. Certain restrictions may apply and are clearly described in the applicable rider. Your Pruco Life representative can explain all of these extra benefits further. Also, samples of the provisions are available from Pruco Life upon written request.

Accidental Death Benefit — The Accidental Death Benefit provides an additional death benefit that is payable if the insured’s death is accidental, as defined in the benefit provision.

Children Level Term Rider — The Children Level Term Rider provides term life insurance coverage on the life of the insured’s children.

Enhanced Cash Value Rider — The Enhanced Cash Value Rider provides an Additional Amount upon full surrender of the Contract for its surrender value, but is not payable when the Contract is surrendered in connection with a 1035 exchange. This rider can only be elected at the time the contract is issued, and can not be removed after the contract is issued.

Enhanced Disability Benefit — The Enhanced Disability Benefit pays certain amounts into the Contract if the insured is totally disabled, as defined in the benefit provision. This rider is not available with Death Benefit Type C (return of premium) Contracts. This rider is not available on Contracts with the Target Term Rider benefit.

Living Needs Benefit Rider — The Living Needs BenefitSM is available on your Contract in states where it is approved. The benefit may vary by state. There is no charge for adding the benefit to a Contract. However, an administrative charge (not to exceed $150) will be made at the time the Living Needs Benefit is paid. The Living Needs Benefit does not apply to the portion of the death benefit that is attributable to a Target Term Rider.

Subject to state regulatory approval, the Living Needs Benefit allows you to elect to receive an accelerated payment of all or part of the Contract’s death benefit, adjusted to reflect current value, at a time when certain special needs exist. The adjusted death benefit will always be less than the death benefit, but will not be less than the net cash value. One or both of the following options may be available. A Pruco Life representative should be consulted as to whether additional options may be available.

The Terminal Illness Option is available on the Living Needs Benefit rider if the insured is diagnosed as terminally ill with a life expectancy of six months or less. When satisfactory evidence is provided, Pruco Life will provide an accelerated payment of the portion of the death benefit selected by the Contract owner as a Living Needs Benefit. The Contract owner may (1) elect to receive the benefit in a single sum or (2) receive equal monthly payments for six months. If the insured dies before all the payments have been made, the present value of the remaining payments will be paid to the beneficiary designated in the Living Needs Benefit claim form in a single sum.

The Nursing Home Option is available on the Living Needs Benefit rider after the insured has been confined to an eligible nursing home for six months or more. When satisfactory evidence is provided, including certification by a licensed physician, that the insured is expected to remain in the nursing home until death, Pruco Life will provide an accelerated payment of the portion of the death benefit selected by the Contract owner as a Living Needs Benefit. The Contract owner may (1) elect to receive the benefit in a single sum or (2) receive equal monthly payments for a specified number of years (not more than 10 nor less than 2), depending upon the age of the insured. If the insured dies before all of the payments have been made, the present value of the remaining payments will be paid to the beneficiary designated in the Living Needs Benefit claim form in a single sum.

Subject to state approval, all or part of the Contract’s death benefit may be accelerated under the Living Needs Benefit. If the benefit is only partially accelerated, a death benefit of at least $25,000 must remain under the Contract. Pruco Life reserves the right to determine the minimum amount that may be accelerated.

No benefit will be payable if you are required to elect it in order to meet the claims of creditors or to obtain a government benefit. Pruco Life can furnish details about the amount of Living Needs Benefit that is available to an eligible Contract owner, and the effect on the Contract if less than the entire death benefit is accelerated.

You should consider whether adding this settlement option is appropriate in your given situation. Adding the Living Needs Benefit to the Contract has no adverse consequences; however, electing to use it could. With the exception of certain business-related Contracts, the Living Needs Benefit is excluded from income if the insured is terminally ill or chronically ill as defined in the tax law (although the exclusion in the latter case may be limited). You should consult a tax adviser before electing to receive this benefit. Receipt of a Living Needs Benefit payment may also affect your eligibility for certain government benefits or entitlements.

REQUIREMENTS FOR ISSUANCE OF A CONTRACT

The Contract may generally be issued on insureds age 18 through age 90 for death benefit Types A and B, through age 85 for death benefit Type C. Currently, for issue ages 18 through age 80 the minimum face amount for Contracts without a Target Term Rider is $100,000 for death benefit Type A and B, and $250,000 for death benefit Type C. For issue age 81 through age 90 the minimum face amount is $250,000. See Types of Death Benefit, page 26.

For Contracts with a Target Term Rider, the minimum total Target Coverage Amount (basic insurance amount plus any Target Term Rider coverage amount combined) is $250,000. Furthermore, if the Target Term Rider is added to the Contract, the minimum face amount of the base Contract is $100,000, for death benefit Type A and B, and $250,000 for death benefit Type C, while the minimum rider coverage amount is $5,000. See RIDERS, page 20. Pruco Life may change the minimum face amounts of the Contracts it will issue.

Pruco Life requires evidence of insurability, which may include a medical examination, before issuing any Contract. Preferred Best non-smokers are offered more favorable cost of insurance rates than smokers. Pruco Life charges a higher cost of insurance rate and/or an additional amount if an extra mortality risk is involved. These are the current underwriting requirements. We reserve the right to change them on a non-discriminatory basis.

PREMIUMS

Minimum Initial Premium

The Contract is a flexible premium contract. The minimum initial premium is due on or before the Contract date. It is the premium needed to start the Contract. The minimum initial premium is equal to 9% of the Short Term No-Lapse Guarantee Premium. There is no insurance under the Contract unless the minimum initial premium is paid. Thereafter, you decide when to make premium payments and, subject to a $25 minimum, in what amounts (the minimum premium payment is $15 for premiums made by electronic fund transfer).

We may require an additional premium if adjustments to premium payments exceed the minimum initial premium or there are Contract Fund charges due on or before the payment date. We reserve the right to refuse to accept any payment that increases the death benefit by more than it increases the Contract Fund. Furthermore, there are circumstances under which the payment of premiums in amounts that are too large may cause the Contract to be characterized as a Modified Endowment Contract, which could be significantly disadvantageous. If you make a payment that would cause the Contract to be characterized as a Modified Endowment Contract, we will send you a letter to advise you of your options. Generally, you have 60 days from when we received your payment to remove the excess premiums and any accrued interest. If you choose not to remove the excess premium and accrued interest, your Contract will become permanently characterized as a Modified Endowment Contract. See Tax Treatment of Contract Benefits, page 34.

Generally, your initial net premium is applied to your Contract as of the Contract date. If we do not receive your initial premium before the Contract date, we apply the initial premium to your Contract as of the end of the valuation period in which it is received in Good Order at a Service Office.

Available Types of Premium

Once the minimum initial premium payment is made, there are no required premiums. However, there are multiple types of premiums which are described below. Understanding them may help you understand how the Contract works.

Limited No-Lapse Guarantee Premiums are premiums that, if paid at the beginning of each Contract year, will keep the Contract in-force until the insured’s age80, or if later, during the first 10 Contract years, regardless of investment performance and assuming no loans or withdrawals. The length of the Limited No-Lapse Guarantee available to you depends on your Contract’s death benefit type. The Limited No-Lapse Guarantee is not applicable to Contracts with the Type C Death Benefit. See Limited No-Lapse Guarantee, page 28. When you purchase a Contract, your Pruco Life representative can tell you the amount[s] of the Limited No-Lapse Guarantee Premium. For a Contract with no riders or extra risk charges, these premiums will be level.

Short Term No-Lapse Guarantee Premiums are premiums that, in some instances, make it possible to pay a premium lower than the Limited No-Lapse Guarantee Premium. These Short Term No-Lapse Guarantee Premiums, if paid at the beginning of each Contract year, will keep the Contract in-force during the first 10 Contract years, regardless of investment performance and assuming no loans or withdrawals. To continue the Limited No-Lapse Guarantee beyond this period, you will have to begin paying premiums higher than the Short Term No-Lapse Guarantee Premiums. However, not all Contracts offer the Limited No-Lapse Guarantee beyond 10 Contract years. The length of the Limited No-Lapse Guarantee available to you depends on your Contract’s death benefit type. See Limited No-Lapse Guarantee, page 28. When you purchase a Contract, your Pruco Life representative can tell you the amount[s] of the Short Term No-Lapse Guarantee Premium. As is the case with the Limited No-Lapse Guarantee Premium, for a Contract with no riders or extra risk charges, these premiums will be level.

We can bill you for the amount you select annually, semi-annually, or quarterly. Because the Contract is a flexible premium contract, there are no scheduled premium due dates. When you receive a premium notice, you are not required to pay this amount. The Contract will remain in-force if: (1) the Contract Fund, less any applicable surrender charges, is greater than zero and more than any Contract debt or (2) you have paid sufficient premiums, on an accumulated basis, to meet the Limited No-Lapse Guarantee conditions and Contract debt is not equal to or greater than the Contract Fund, less any applicable surrender charges. You may also pay premiums automatically through pre-authorized monthly electronic fund transfers from a bank checking account. If you elect to use this feature, you choose the day of the month on which premiums will be paid and the amount of the premiums paid. When you apply for the Contract, you should discuss with your Pruco Life representative how frequently you would like to be billed (if at all) and for what amount.

Allocation of Premiums

On the Contract date, we deduct the charge for sales expenses and the premium based administrative charge from the initial premium and the first monthly deductions are made. The remainder of the initial premium and any other net premium received in Good Order at a Service Office during the 10 day period following the receipt of the Contract will be allocated to the Money Market investment option as of the later of the Contract date and the end of the valuation period in which it is received. After the tenth day, these funds will be transferred out of the Money Market investment option and allocated among the variable investment options and/or the fixed rate option according to your current premium allocation. The transfer from the Money Market investment option on the tenth day following receipt of the Contract will not be counted as one of your 12 free transfers described under Transfers, below. If the first premium is received before the Contract date, there will be a period during which the Contract owner’s initial premium will not be invested.

The charge for sales expenses and the premium based administrative charge also apply to all subsequent premium payments. The remainder of each subsequent premium payment will be invested as of the end of the valuation period in which it is received in Good Order at a Service Office, in accordance with the allocation you previously designated. The “valuation period” means the period of time from one determination of the value of the amount invested in a subaccount to the next. Such determinations are made when the net asset values of the portfolios of the variable investment options are calculated, which is generally 4:00 p.m. Eastern time on each day during which the New York Stock Exchange is open.

Provided the Contract is not in default, you may change the way in which subsequent premiums are allocated by giving written notice to a Service Office or by telephoning a Service Office, provided you are enrolled to use the Telephone Transfer System. There is no charge for reallocating future premiums. All percentage allocations must be in whole numbers. For example, 33% can be selected but 331/3% cannot. Of course, the total allocation to all selected investment options must equal 100%.

Transfers

You may, up to 12 times each Contract year, transfer amounts among the variable investment options or to the fixed rate option without charge. Additional transfers may be made during each Contract year, but only with our consent. All or a portion of the amount credited to a variable investment option may be transferred. Transfers out of the fixed rate option are subject to strict limits as described later in this section. There is no administrative charge for the first 12 transfers per Contract year among investment options. Transfers at the end of the Money Market Period and transfers due to any fund closures or mergers will not be considered towards the 12 transfers per Contract year. There is an administrative charge of up to $25 for each transfer after the first 12 transfers per Contract year. Transfers will not be made until 10 days after you receive the Contract.

Transfers among variable investment options will take effect as of the end of the valuation period in which a transfer request is received in Good Order at a Service Office. The request may be in terms of dollars, such as a request to transfer $5,000 from one variable investment option to another, or may be in terms of a percentage reallocation among variable investment options. In the latter case, as with premium reallocations, the percentages must be in whole numbers. You may transfer amounts by proper written notice to a Service Office or by telephone, provided you are enrolled to use the Telephone Transfer System. You will automatically be enrolled to use the Telephone Transfer System unless the Contract is jointly owned or you elect not to have this privilege. Telephone transfers may not be available on Contracts that are assigned, depending on the terms of the assignment. See Assignment, page 20.

We will use reasonable procedures, such as asking you to provide certain personal information provided on your application for insurance, to confirm that instructions given by telephone are genuine. We will not be held liable for following telephone instructions that we reasonably believe to be genuine. Pruco Life cannot guarantee that you will be able to get through to complete a telephone transfer during peak periods such as periods of drastic economic or market change.

Only one transfer from the fixed rate option will be permitted during each Contract year. The maximum amount which may be transferred out of the fixed rate option each year is the greater of: (a) 25% of the amount in the fixed rate option; and (b) $2,000. Pruco Life may change these limits in the future. We may waive these restrictions for limited periods of time in a non-discriminatory way, (e.g., when interest rates are declining).

The Contract was not designed for professional market timing organizations, other organizations, or individuals using programmed, large, or frequent transfers. A pattern of exchanges that coincides with a “market timing” strategy may be disruptive to the investment option or to the disadvantage of other Contract owners. If such a pattern were to be found, we may modify your right to make transfers by restricting the number, timing, and amount of transfers. We also reserve the right to price a transfer on the business day after the business day on which the transfer request was received, and to prohibit transfer requests made by an individual acting under a power of attorney on behalf of more than one contract owner. If we exercise this right at the time of a transfer request, we will immediately notify you.

Dollar Cost Averaging

As an administrative practice, we are currently offering a feature called Dollar Cost Averaging (“DCA”). Under this feature, either fixed dollar amounts or a percentage of the amount designated for use under the DCA option will be transferred periodically from the DCA Money Market investment option into other variable investment options available under the Contract, excluding the fixed rate option. You may choose to have periodic transfers made monthly or quarterly. DCA transfers will not begin until the Monthly date on or after 10 days following the receipt of the Contract.

Each automatic transfer will take effect as of the end of the valuation period on the date coinciding with the periodic timing you designate provided the New York Stock Exchange is open on that date. If the New York Stock Exchange is not open on that date, or if the date does not occur in that particular month, the transfer will take effect as of the end of the valuation period which immediately follows that date. Automatic transfers will continue until: (1) $50 or less remains of the amount designated for Dollar Cost Averaging, at which time the remaining amount will be transferred; or (2) you give us notification of a change in DCA allocation or cancellation of the feature. Currently, a transfer that occurs under the DCA feature is not counted towards the 12 free transfers permitted each Contract year. We reserve the right to change this practice, modify the requirements, or discontinue the feature.

Auto-Rebalancing

As an administrative practice, we are currently offering a feature called Auto-Rebalancing. This feature allows you to automatically rebalance variable investment option assets at specified intervals based on percentage allocations that you choose. For example, suppose your initial investment allocation of variable investment options X and Y is split 40% and 60%, respectively. Then, due to investment results, that split changes. You may instruct that those assets be rebalanced to your original or different allocation percentages. Auto-Rebalancing is not available until the Monthly date on or after 10 days following receipt of the Contract.

Auto-Rebalancing can be performed on a quarterly, semi-annual, or annual basis. Each rebalance will take effect as of the end of the valuation period on the date coinciding with the periodic timing you designate, provided the New York Stock Exchange is open on that date. If the New York Stock Exchange is not open on that date, or if the date does not occur in that particular month, the transfer will take effect as of the end of the valuation period which immediately follows that date. The fixed rate option cannot participate in this administrative procedure. Currently, a transfer that occurs under the Auto-Rebalancing feature is not counted towards the 12 free transfers permitted each Contract year. We reserve the right to change this practice, modify the requirements, or discontinue the feature.

DEATH BENEFITS

Contract Date

There is no insurance under this Contract until the minimum initial premium is paid. If the minimum initial premium is received before the Contract is issued, the premium will be applied as of the Contract date. If a medical examination is required, the Contract date will ordinarily be the date the examination is completed. If the minimum initial premium is received on or after the Contract date, it will be applied as of the date of receipt in Good Order at a Service Office. Under certain circumstances, we may allow the Contract to be backdated up to six months for the purpose of lowering the insured’s issue age, but only to a date not earlier than six months prior to the application date. This may be advantageous for some Contract owners as a lower issue age may result in lower current charges. For a Contract that is backdated, we will credit the initial premium as of the date of receipt in Good Order at a Service Office and will deduct any charges due on or before that date.

When Proceeds Are Paid

Pruco Life will generally pay any death benefit, cash surrender value, loan proceeds or withdrawal within seven days after all the documents required for such a payment are received at a Service Office. Other than the death benefit, which is determined as of the date of death, the amount will be determined as of the end of the valuation period in which the necessary documents are received at a Service Office. However, Pruco Life may delay payment of proceeds from the variable investment option[s] and the variable portion of the death benefit due under the Contract if the disposal or valuation of the Account’s assets is not reasonably practicable because the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists.

With respect to the amount of any cash surrender value allocated to the fixed rate option, Pruco Life expects to pay the cash surrender value promptly upon request. However, Pruco Life has the right to delay payment of such cash surrender value for up to six months (or a shorter period if required by applicable law). Pruco Life will pay interest of at least 3% a year if it delays such a payment for 30 days or more (or a shorter period if required by applicable law).

Types of Death Benefit

You may select from three types of death benefit at issue. Generally, a Contract with a Type A (fixed) death benefit has a death benefit equal to the basic insurance amount. This type of death benefit does not vary with the investment performance of the investment options you selected, except where the premiums you pay or favorable investment performance causes the Contract Fund to grow to the point where Pruco Life increases the death benefit to ensure that the Contract will satisfy the Internal Revenue Code’s definition of life insurance. The payment of additional premiums and favorable investment results of the variable investment options to which the assets are allocated will generally increase the cash surrender value and decrease the net amount at risk and result in lower charges. See How a Contract’s Cash Surrender Value Will Vary, page 31.

A Contract with a Type B (variable) death benefit has a death benefit which will generally equal the basic insurance amount plus the Contract Fund. Pruco Life may increase the death benefit to ensure that the Contract will satisfy the Internal Revenue Code’s definition of life insurance. Since the Contract Fund is a part of the death benefit, favorable investment performance and payment of additional premiums generally result in an increase in the death benefit as well as in the cash surrender value. Over time, however, the increase in the cash surrender value will be less than under a Type A (fixed) Contract. This is because, given two Contracts with the same basic insurance amount and equal Contract Funds, generally the cost of insurance charge for a Type B (variable) Contract will be greater due to a greater net amount at risk. See How a Contract’s Cash Surrender Value Will Vary, page 31. Unfavorable investment performance will result in decreases in the death benefit and in the cash surrender value. However, as long as the Contract is not in default and there is no Contract debt, the death benefit may not fall below the basic insurance amount stated in the Contract.

A Contract with a Type C (return of premium) death benefit has a death benefit which will generally equal the basic insurance amount plus the total premiums paid into the Contract less withdrawals, accumulated at an interest rate (between 0% and 8%; in ½% increments chosen by the Contract owner) to the date of death. Pruco Life may increase the death benefit to ensure that the Contract will satisfy the Internal Revenue Code’s definition of life insurance. Within limits, this death benefit allows the beneficiary, in effect, to recover the cost of the Contract, plus a predetermined rate of return, upon the death of the insured. Under certain circumstances, it is possible for a Type C Contract’s death benefit to fall below the basic insurance amount. Favorable investment performance and payment of additional premiums will generally increase the Contract’s cash value. Over time, however, the increase in cash value will be less than under a Type A (fixed) Contract due to a greater net amount at risk and higher cost of insurance charges. See How a Contract’s Cash Surrender Value Will Vary, page 31. The death benefit on a Type C Contract is limited to the base insurance amount plus an amount equal to the: Type C Limiting Amount multiplied by the Type C Death Benefit Factor plus the Contract Fund. See the Contract Limitations section of your Contract. You may change your Contract’s death benefit type after issue, however, if you choose a Type A or Type B death benefit at issue, you will not be able to change to a Type C death benefit thereafter.

In choosing a death benefit type, you should also consider whether you intend to use the withdrawal feature. Contract owners of Type A (fixed) Contracts should note that any withdrawal may result in a reduction of the basic insurance amount, a reduction in Target Term Rider death benefit, and the deduction of any applicable surrender charges. We will not allow you to make a withdrawal that will decrease the basic insurance amount below the minimum basic insurance amount. For Type B (variable) and Type C (return of premium) Contracts, withdrawals will not change the basic insurance amount. See Withdrawals, page 33.

The way in which the cash surrender value and death benefit will change depends significantly upon the investment results that are actually achieved.

Changing the Type of Death Benefit

You may change the type of death benefit any time after issue and subject to Pruco Life’s approval. We will increase or decrease the basic insurance amount so that the death benefit immediately after the change matches the death benefit immediately before the change. The basic insurance amount after a change may not be lower than the minimum basic insurance amount applicable to the Contract. See REQUIREMENTS FOR ISSUANCE OF A CONTRACT, page 23. We reserve the right to make an administrative processing charge of up to $25 for any change in the basic insurance amount, although we do not currently do so. A type change that reduces the basic insurance amount may result in the assessment of surrender charges. See CHARGES AND EXPENSES, page 15. Furthermore, if you choose a Type A or Type B death benefit, you will NOT be able to change to a Type C death benefit.

If you are changing your Contract’s type of death benefit from a Type A (fixed) to a Type B (variable) death benefit, we will reduce the basic insurance amount by the amount in your Contract Fund on the date the change takes place.

If you are changing from a Type B (variable) to a Type A (fixed) death benefit, we will increase the basic insurance amount by the amount in your Contract Fund on the date the change takes place.

If you are changing from a Type C (return of premium) to a Type A (fixed) death benefit, we will change the basic insurance amount by adding the lesser of (a) the total premiums paid minus total withdrawals to this Contract both accumulated with interest at the rate(s) displayed in the Contract Data pages and (b) the Contract Fund before deduction of any monthly charge due on that date plus the product of the Type C Limiting Amount multiplied by the Type C Death Benefit Factor. The Type C Limiting Amount and the Type C Death Benefit Factor are both found in the Contract Limitations section of the Contract Data pages.

If you are changing from a Type C (return of premium) to a Type B (variable) death benefit, we first find the difference between: (1) the Contract Fund and (2) the lesser of (a) the total premiums paid minus total withdrawals to this Contract both accumulated with interest at the rate(s) displayed in the Contract Data pages and (b) the Contract Fund before deduction of any monthly charge due on that date plus the product of the Type C Limiting Amount multiplied by the Type C Death Benefit Factor. The Type C Limiting Amount and the Type C Death Benefit Factor are both found in the Contract Limitations section of the Contract Data pages. If (2) is larger than (1), we will increase the basic insurance amount by that difference. If (1) is larger than (2), we will reduce the basic insurance amount by that difference.

The following chart illustrates the changes in basic insurance amount with each change of death benefit type described above. The chart assumes a $50,000 Contract Fund and a $300,000 death benefit. For changes from a Type C death benefit, the chart assumes $40,000 in total premiums minus total withdrawals and the rate chosen to accumulate premiums is 0%.

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                      Basic Insurance Amount
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        FROM                                TO
---------------------- ---------------------------------------------
---------------------- ---------------------- ----------------------
       Type A                 Type B                 Type C
      $300,000               $250,000                  N/A
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       Type B                 Type A                 Type C
      $250,000               $300,000                  N/A
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---------------------- ---------------------- ----------------------
       Type C                 Type A                 Type B
      $260,000               $300,000               $250,000
---------------------- ---------------------- ----------------------

To request a change, fill out an application for change which can be obtained from your Pruco Life representative or a Service Office. If the change is approved, we will recompute the Contract’s charges and appropriate tables and send you new Contract Data pages. We may require you to send us your Contract before making the change.

Limited No-Lapse Guarantee

Although you decide what premium amounts you wish to pay, sufficient premium payments, on an accumulated basis, will guarantee that your Contract will not lapse and a death benefit will be paid upon the death of the insured. This will be true even if, because of unfavorable investment experience, your Contract Fund value drops to zero. Withdrawals may adversely affect the status of the Limited No-Lapse Guarantee. Likewise, a Contract loan may adversely affect any Limited No-Lapse Guarantee. See Withdrawals, page 33, and Loans, page 32. You should consider how important the Limited No-Lapse Guarantee is to you when deciding what premium amounts to pay into the Contract.

At the Contract date and on each Monthly date, during the Limited No-Lapse Guarantee period shown on your Contract Data pages, we calculate your Contract’s “Accumulated Net Payments” as of that date. Accumulated Net Payments equal the premiums you paid, accumulated at an effective annual rate of 4%, less withdrawals also accumulated at 4%.

We also calculate Limited No-Lapse Guarantee Values. These are values used solely to determine if a Limited No-Lapse Guarantee is in effect. These are not cash values that you can realize by surrendering the Contract, nor are they payable death benefits. Your Contract Data pages contain a table of Limited No-Lapse Guarantee Values, calculated as of Contract anniversaries. Values for non-anniversary Monthly dates will reflect the number of months elapsed between Contract anniversaries.

At each Monthly date, during the Limited No-Lapse Guarantee period shown on your Contract Data pages, we will compare your Accumulated Net Payments to the Limited No-Lapse Guarantee Value as of that date. If your Accumulated Net Payments equal or exceed the Limited No-Lapse Guarantee Value, and the Contract debt does not equal or exceed the Contract Fund less any applicable surrender charges, then the Contract is kept in-force, regardless of the amount in the Contract Fund.

Short Term No-Lapse Guarantee, and Limited No-Lapse Guarantee Premiums are payments which correspond to the Limited No-Lapse Guarantee Values shown on your Contract Data pages. For example, payment of the Short Term No-Lapse Guarantee Premium at the beginning of each Contract year guarantees that your Contract will not lapse during the first 10 Contract years, assuming no loans or withdrawals. However, payment of the Short Term No-Lapse Guarantee Premium after year 10 will not assure that your Contract’s Accumulated Net Payments will continue to meet the Limited No-Lapse Guarantee Values. See PREMIUMS, page 23.

If you want a Limited No-Lapse Guarantee to last longer than 10 years, you should expect to pay at least the Limited No-Lapse Guarantee Premium at the start of each Contract year. Paying the Limited No-Lapse Guarantee Premium at the beginning of each Contract year guarantees your Contract against lapse until the insured’s age 80 or for 10 years after issue, whichever comes later, assuming no loans or withdrawals. However, payment of the Limited No-Lapse Guarantee Premium after this Limited No-Lapse Guarantee period, will not assure that your Contract’s Accumulated Net Payments will continue to prevent the Contract from lapsing.

The following table provides sample Short Term No-Lapse Guarantee Premiums and Limited No-Lapse Guarantee Premiums (to the nearest dollar) for basic insurance amounts and increases. The examples assume: (1) the insured is a male, Preferred Best, with no extra risk or substandard ratings; (2) a $250,000 basic insurance amount; (3) no extra benefit riders have been added to the Contract.

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                              Illustrative Annual Premiums
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    Age of
  insured at                Type of                 Short Term             Limited
   issue or          Death Benefit Chosen       No-Lapse Guarantee   No-Lapse Guarantee
   increase                                           Premium              Premium
---------------- ------------------------------ -------------------- --------------------

       40              Type A (Fixed)               $1,482.50            $3,460.00
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       40             Type B (Variable)             $1,670.00            $4,897.50
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       40        Type C (Return of Premium)         $1,690.00               N/A
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       60              Type A (Fixed)               $4,397.50            $8,352.50
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       60             Type B (Variable)             $5,040.00            $10,258.00
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       60        Type C (Return of Premium)         $8,222.50               N/A
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       80              Type A (Fixed)               $20,822.50           $20,822.50
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       80             Type B (Variable)             $22,870.00           $22,870.00
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       80        Type C (Return of Premium)        $100,820.00              N/A
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Paying the Short Term No-Lapse Guarantee Premiums or Limited No-Lapse Guarantee Premiums at the start of each Contract year is one way of reaching the Limited No-Lapse Guarantee Values; it is certainly not the only way. The Limited No-Lapse Guarantee allows considerable flexibility as to the timing of premium payments. Your Pruco Life representative can supply sample illustrations of various premium amount and frequency combinations that correspond to the Limited No-Lapse Guarantee Values.

When determining what premium amounts to pay and the frequency of your payments, you should consider carefully the value of maintaining the Limited No-Lapse Guarantee. If you desire the Limited No-Lapse Guarantee until the later of the insured’s age 80 or 10 years after issue, you may prefer to pay at least the Limited No-Lapse Guarantee Premium in all years, rather than paying the lower Short Term No-Lapse Guarantee Premium in the first 10 years. If you pay only enough premium to meet the Limited No-Lapse Guarantee Values in the first 10 years, you will need to pay more than the Limited No-Lapse Guarantee Premium at the beginning of the 11th year in order to continue the Limited No-Lapse Guarantee.

Not all Contracts will have the Limited No-Lapse Guarantee available until the later of the insured’s age 80 or 10 years after issue. Type C Contracts will have a Limited No-Lapse Guarantee for only 10 Contract years. Your Contract Data pages will show Limited No-Lapse Guarantee Values for the duration available with your Contract. See Types of Death Benefit, page 26 and Tax Treatment of Contract Benefits, page 34.

Increases in Basic Insurance Amount

Subject to state approval and subject to the underwriting requirements determined by Pruco Life, after the first Contract anniversary, you may increase the amount of insurance by increasing the basic insurance amount of the Contract, thus, creating an additional coverage segment.

The following conditions must be met:

(1)	you must ask for the change in a form that meets Pruco Life’s needs;

(2)	the amount of the increase must be at least equal to the minimum increase in basic insurance amount shown under Contract Limitations in your Contract Data pages;

(3)	you must prove to us that the insured is insurable for any increase;

(4)	the Contract must not be in default;

(5)	we must not be paying premiums into the Contract as a result of the insured’s total disability; and

(6)	if we ask you to do so, you must send us the Contract to be endorsed.

If we approve the change, we will send you new Contract Data pages showing the amount and effective date of the change and the recomputed charges, values and limitations. If the insured is not living on the effective date, the change will not take effect. No administrative processing charge is currently being made in connection with an increase in basic insurance amount. However, we reserve the right to make such a charge in an amount of up to $25. Contracts with the Enhanced Cash Value rider will not be charged again for this feature when there is an increase in basic insurance amount.

The Sales Load Target Premium is calculated separately for each coverage segment. When premiums are paid, each payment is allocated to each coverage segment based on the proportion of the Sales Load Target Premium in each segment to the total Sales Load Target Premiums of all segments. Currently, the sales load charge for each segment is equal to 9.75% of the allocated premium paid in each Contract year up to the Sales Load Target Premium and 4% of allocated premiums paid in excess of this amount for the first 10 Contract years; 3% thereafter. See the definition of Contract year for an increase in basic insurance amount under DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS, page 40.

Each coverage segment will have its own surrender charge period beginning on that segment’s effective date and its own surrender charge threshold. The surrender charge threshold is the segment’s lowest coverage amount since its effective date. See Decreases in Basic Insurance Amount, page 30, and Surrender Charges, page 17.

The COI rates for a coverage segment representing an increase in basic insurance amount are based upon 1980 CSO Mortality Tables, the age at the effective date of the increase and the number of years since then, total basic insurance amount, sex (except where unisex rates apply), underwriting class, smoker/nonsmoker status, and extra rating class, if any. The net amount at risk for the whole Contract (the death benefit minus the Contract Fund) is allocated to each coverage segment based on the proportion of its basic insurance amount to the total of all coverage segments. In addition, the attained age factor for a Contract with an increase in basic insurance amount is based on the insured’s attained age for the initial coverage segment.

Each Contract owner who elects to increase the basic insurance amount of his or her Contract will receive a “free-look” right which will apply only to the increase in basic insurance amount, not the entire Contract. This right is comparable to the right afforded to a purchaser of a new Contract except that, any cost of insurance charge for the increase in the basic insurance amount will be returned to the Contract Fund instead of a refund of premium. Generally, the “free-look” right would have to be exercised no later than 10 days after receipt of the Contract as increased.

Payment of a significant premium in conjunction with an increase in basic insurance amount may cause the Contract to be classified as a Modified Endowment Contract. See Tax Treatment of Contract Benefits, page 34. Therefore, before increasing the basic insurance amount, you should consult with your tax adviser and your Pruco Life representative.

Decreases in Basic Insurance Amount

You have the option of decreasing the basic insurance amount of your Contract without withdrawing any cash surrender value. Contract owners who conclude that, because of changed circumstances, the amount of insurance is greater than needed will be able to decrease their amount of insurance protection, and the monthly deductions for the cost of insurance. The amount of the decrease must be at least equal to the minimum decrease in basic insurance amount shown under Contract Limitations in your Contract Data pages.

In addition, the basic insurance amount after the decrease must be at least equal to the minimum basic insurance amount shown under Contract Limitations in your Contract Data pages. No administrative processing charge is currently being made in connection with a decrease in basic insurance amount. However, we reserve the right to make such a charge in an amount of up to $25. See CHARGES AND EXPENSES, page 15. If we ask you to, you must send us your Contract to be endorsed. The Contract will be amended to show the new basic insurance amount, charges, values in the appropriate tables and the effective date of the decrease. A decrease will not take effect if the insured is not living on the effective date.

For Contracts with more than one coverage segment, a decrease in basic insurance amount will reduce each coverage segment based on the proportion of the coverage segment amount to the total of all coverage segment amounts in effect just before the change. Each coverage segment will have its own surrender charge threshold equal to the segment’s lowest coverage amount since its effective date. If the decrease in basic insurance amount reduces a coverage segment to an amount equal to or greater than its surrender charge threshold, we will not impose a surrender charge. However, if the decrease in basic insurance amount reduces a coverage segment below its threshold, we will subtract the new coverage segment amount from the threshold amount. We will then multiply the surrender charge by the lesser of this difference and the amount of the decrease, divide by the basic insurance amount at issue, and deduct the result from the Contract Fund. See Surrender Charges, page 17.

We may decline a reduction if we determine it would cause the Contract to fail to qualify as “life insurance” for purposes of Section 7702 of the Internal Revenue Code. See Tax Treatment of Contract Benefits, page 34. Furthermore, a decrease will not take effect if the insured is not living on the effective date.

It is important to note, however, that if the basic insurance amount is decreased, there is a possibility that the Contract will be classified as a Modified Endowment Contract. See Tax Treatment of Contract Benefits, page 34. Before requesting any decrease in basic insurance amount, you should consult with your tax adviser and your Pruco Life representative.

CONTRACT VALUES

How a Contract’s Cash Surrender Value Will Vary

You may surrender the Contract for its cash surrender value (referred to as net cash value in the Contract). The Contract’s cash surrender value on any date will be the Contract Fund less any applicable surrender charges and less any Contract debt plus any Additional Amount upon surrender. See Loans, page 32. The Contract Fund value changes daily, reflecting: (1) increases or decreases in the value of the variable investment option[s]; (2) interest credited on any amounts allocated to the fixed rate option; (3) interest credited on any loan; and (4) the daily asset charge for mortality and expense risks assessed against the variable investment options. The Contract Fund value also changes to reflect the receipt of premium payments, charges deducted from premium payments, and the monthly deductions described under CHARGES AND EXPENSES, page 15. Upon request, Pruco Life will tell you the cash surrender value of your Contract. It is possible for the cash surrender value of a Contract to decline to zero because of unfavorable investment performance or outstanding Contract debt.

The tables on pages T1 through T4 in this prospectus illustrate approximately what the cash surrender values would be for representative Contracts paying certain premium amounts (see PREMIUMS, page 23), and assuming hypothetical uniform investment results in the Fund portfolios. All three of the tables assume maximum charges will be used throughout the lifetime of the insured. See ILLUSTRATIONS OF CASH SURRENDER VALUES, DEATH BENEFITS, AND ACCUMULATED PREMIUMS, page 37.

Surrender of a Contract

A Contract may be surrendered for its cash surrender value while the insured is living. To surrender a Contract, we may require you to deliver or mail the Contract with a signed written request in a form that meets Pruco Life’s needs, to a Service Office. The cash surrender value of a surrendered Contract will be determined as of the end of the valuation period in which such a request is received in a Service Office. Surrender of a Contract may have tax consequences. See Tax Treatment of Contract Benefits, page 34.

If you surrender the Contract while it is in-force, you may be eligible to receive an Additional Amount upon full surrender of the Contract for its cash surrender value. The Additional Amount will be equal to the surrender charge as of the date of surrender multiplied by an Additional Amount Factor. Currently this factor is 1.0. However, Pruco Life may reduce the factor to zero.

To be eligible for the Additional Amount, the following conditions must be met:

1)	the Contract must not be in default;

2)	you must ask for the surrender in a signed written request;

3)	the surrender must not be the subject of an exchange pursuant to Section 1035 of the United States Internal Revenue Code.

4)	you must have purchased The Rider for Payment of An Additional Amount Upon Surrender.

The Additional Amount will not be available for Contracts that are in default at the end of the grace period and the premium required to bring the Contract out of default has not been paid.

Loans

You may borrow from Pruco Life an amount up to the current loan value of your Contract less any existing Contract debt using the Contract as the only security for the loan. The loan value at any time is equal to the sum of (1) 99% of the portion of the cash value attributable to the variable investment options, and (2) the balance of the cash value, provided the Contract is not in default. The cash value is equal to the Contract Fund less any surrender charge. A Contract in default has no loan value. The minimum loan amount you may borrow is generally $500. In some states the minimum loan amount will be lower.

Interest charged on a loan accrues daily. Interest is due on each Contract anniversary or when the loan is paid back, whichever comes first. If interest is not paid when due, it becomes part of the loan and we will charge interest on it, too. Except in the case of preferred loans, we charge interest at an effective annual rate of 4%.

A portion of any amount you borrow on or after the 10th Contract anniversary may be considered a preferred loan. The maximum preferred loan amount is the total amount you may borrow minus the total net premiums paid (net premiums equal premiums paid less total withdrawals, if any). If the net premium amount is less than zero, we will, for purposes of this calculation, consider it to be zero. Only new loans borrowed after the 10th Contract anniversary may be considered preferred loans. Standard loans will not automatically be converted into preferred loans. Preferred loans are charged interest at an effective annual rate of 3.1%.

When a loan is made, an amount equal to the loan proceeds is transferred out of the Account and/or the fixed rate option, as applicable. Unless you ask us to take the loan amount from specific variable investment options and we agree, the reduction will be made in the same proportions as the value in each variable investment option and the fixed rate option bears to the total value of the Contract. While a loan is outstanding, the amount that was so transferred will continue to be treated as part of the Contract Fund. It will be credited with an effective annual rate of return of 3%. On each Monthly date, we will increase the portion of the Contract Fund in the investment options by interest credits accrued on the loan since the last Monthly date. The net cost of a standard loan is 1% and the net cost of a preferred loan is 0.10%.

The Contract debt is the amount of all outstanding loans plus any interest accrued but not yet due. If at any time the Contract debt equals or exceeds the Contract Fund less any applicable surrender charges, the Contract will go into default. We will notify you of a 61-day grace period, within which time you may repay all or enough of the loan to obtain a positive cash surrender value and thus keep the Contract in-force. If the Contract lapses or is surrendered, the amount of unpaid Contract debt will be treated as a distribution and will be immediately taxable to the extent of gain in the Contract. Reinstatement of the Contract after lapse will not eliminate the taxable income which we are required to report to the Internal Revenue Service. See LAPSE AND REINSTATEMENT, page 34 and Tax Treatment of Contract Benefits -- Pre-Death Distributions, page 35.

Loans you take against the Contract are ordinarily treated as debt and are not considered distributions subject to tax. However, you should know that the Internal Revenue Service may take the position that the loan should be treated as a distribution for tax purposes because of the relatively low differential between the loan interest rate and the Contract’s crediting rate. Distributions are subject to income tax. Were the Internal Revenue Service to take this position, Pruco Life would take reasonable steps to attempt to avoid this result, including modifying the Contract’s loan provisions, but cannot guarantee that such efforts would be successful.

A loan will not cause the Contract to lapse as long as Contract debt does not equal or exceed the Contract Fund, less any applicable surrender charges. Loans from Modified Endowment Contracts may be treated for tax purposes as distributions of income. See Tax Treatment of Contract Benefits, page 34.

Any Contract debt will directly reduce a Contract’s cash surrender value and will be subtracted from the death benefit to determine the amount payable. In addition, even if the loan is fully repaid, it may have an effect on future death benefits because the investment results of the selected investment options will apply only to the amount remaining invested under those options. The longer the loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If investment results are greater than the rate being credited on the amount of the loan while the loan is outstanding, values under the Contract will not increase as rapidly as they would have if no loan had been made. If investment results are below that rate, Contract values will be higher than they would have been had no loan been made.

When you repay all or part of a loan, we will increase the portion of the Contract Fund in the investment options by the amount of the loan you repay using the investment option you designate or the investment allocation for future premium payments as of the loan payment date, plus interest credits accrued on the loan since the last transaction date. If loan interest is paid when due, it will not change the portion of the Contract Fund allocated to the investment options. We reserve the right to change the manner in which we allocate loan repayments.

Withdrawals

Under certain circumstances, you may withdraw a portion of the Contract’s cash surrender value without surrendering the Contract. The withdrawal amount is limited by the requirement that the net cash value after withdrawal may not be less than or equal to zero after deducting any charges associated with the withdrawal and an amount that we estimate will be sufficient to cover the Contract Fund deductions for two monthly dates following the date of withdrawal. The amount withdrawn must be at least $500. There is an administrative processing fee for each withdrawal which is the lesser of: (a) $25 and; (b) 2% of the withdrawal amount. An amount withdrawn may not be repaid except as a premium subject to the applicable charges. Upon request, we will tell you how much you may withdraw. Withdrawal of the cash surrender value may have tax consequences. See Tax Treatment of Contract Benefits, page 34.

Whenever a withdrawal is made, the death benefit will immediately be reduced by at least the amount of the withdrawal. Withdrawals under Type B (variable) and Type C (return of premium) Contracts, will not change the basic insurance amount. However, under a Type A (fixed) Contract, the withdrawal may require a reduction in the basic insurance amount and a reduction in the Target Term Rider death benefit. If a decrease in basic insurance amount reduces a coverage segment below its surrender charge threshold, a surrender charge may be deducted. See CHARGES AND EXPENSES, page 15. No withdrawal will be permitted under a Type A (fixed) Contract if it would result in a basic insurance amount of less than the minimum basic insurance amount. See REQUIREMENTS FOR ISSUANCE OF A CONTRACT, page 23. It is important to note, however, that if the basic insurance amount is decreased, there is a possibility that the Contract might be classified as a Modified Endowment Contract. Before making any withdrawal which causes a decrease in basic insurance amount, you should consult with your tax adviser and your Pruco Life representative. See Tax Treatment of Contract Benefits, page 34.

Currently, when you request a transaction which causes a decrease in basic insurance amount resulting in a Contract that is classified as a Modified Endowment Contract, we will provide an authorization form. The authorization form will confirm that you are aware that the Contract will become a Modified Endowment Contract if the transaction is completed. When we receive that properly completed form in a Service Office, we will complete the transaction and send a confirmation notice.

When a withdrawal is made, the Contract Fund is reduced by the sum of the cash surrender value withdrawn, the withdrawal fee, and any surrender charge. An amount equal to the reduction in the Contract Fund will be withdrawn proportionally from the investment options unless you direct otherwise. Withdrawal of any portion of the cash surrender value increases the risk that the Contract Fund may be insufficient to provide Contract benefits. If such a withdrawal is followed by unfavorable investment experience, the Contract may go into default. Withdrawals may also affect whether a Contract is kept in-force under the Limited No-Lapse Guarantee, since withdrawals decrease your Accumulated Net Payments. See Limited No-Lapse Guarantee, page 28.

Generally, Pruco Life will pay any withdrawn portion of cash surrender value or withdrawal amount within seven days after all the documents required for such a payment are received at a Service Office. With respect to the amount of any withdrawn portion of the cash surrender value allocated to the fixed rate option, Pruco Life expects to pay the withdrawn portion of cash surrender value promptly upon request. However, Pruco Life has the right to delay payment of such withdrawn amounts for up to six months (or a shorter period if required by applicable law). Pruco Life will pay interest of at least 3% a year if it delays such a payment for 30 days or more (or a shorter period if required by applicable law).

A Contract returned during the “free-look” period shall be deemed void from the beginning, and not considered a surrender or withdrawal.

LAPSE AND REINSTATEMENT

Pruco Life will determine the value of the Contract Fund on each Monthly date. If the Contract Fund less any applicable surrender charges is zero or less, the Contract is in default unless it remains in-force under the Limited No-Lapse Guarantee, assuming there are no outstanding loans. See Limited No-Lapse Guarantee, page 28. Separately, if the Contract debt ever grows to be equal to or more than the Contract Fund less any applicable surrender charges, the Contract will be in default. Should this happen, Pruco Life will send you a notice of default setting forth the payment which we estimate will keep the Contract in-force for three months from the date of default. This payment must be received at a Service Office within the 61-day grace period after the notice of default is mailed or the Contract will end and have no value. A Contract that lapses with an outstanding Contract loan may have tax consequences. See Tax Treatment of Contract Benefits, page 34.

A Contract that ended in default may be reinstated within five years after the date of default, if the following conditions are met:

(1)	renewed evidence of insurability is provided on the insured;

(2)	submission of certain payments sufficient to bring the Contract up to date plus a premium that we estimate will cover all charges and deductions for the next three months; and

(3)	any Contract debt with interest to date is restored or paid back. If the Contract debt is restored and the debt with interest would exceed the loan value of the reinstated Contract, the excess must be paid to us before reinstatement.

The reinstatement date will be the Monthly date that coincides with or next follows the date we approve your request. We will deduct all required charges from your payment and the balance will be placed into your Contract Fund. If we approve the reinstatement, we will credit the Contract Fund with an amount equal to the surrender charge applicable as of the date of reinstatement.

TAXES

Tax Treatment of Contract Benefits

This summary provides general information on the federal income tax treatment of the Contract. It is not a complete statement of what the federal income taxes will be in all circumstances. It is based on current law and interpretations, which may change. It does not cover state taxes or other taxes. It is not intended as tax advice. You should consult your own tax adviser for complete information and advice.

Treatment as Life Insurance. The Contract must meet certain requirements to qualify as life insurance for tax purposes. These requirements include certain definitional tests and rules for diversification of the Contract’s investments. For further information on the diversification requirements, see Taxation of the Fund in the statement of additional information for the Series Fund.

In order to meet the definition of life insurance rules for federal income tax purposes, the Contract must satisfy one of the two following tests: (1) Cash Value Accumulation Test or (2) Guideline Premium Test. At issue, the Contract owner chooses which of these two tests will apply to their Contract. This choice cannot be changed thereafter.

Under the Cash Value Accumulation Test, the Contract must maintain a minimum ratio of death benefit to cash value. Therefore, in order to ensure that the Contract qualifies as life insurance, the Contract’s death benefit may increase as the Contract Fund value increases. The death benefit, at all times, must be at least equal to the Contract Fund multiplied by the applicable attained age factor. A listing of attained age factors can be found on your Contract Data pages.

Under the Guideline Premium Test, there is a limit as to the amount of premium that can be paid into the Contract in relation to the death benefit. In addition, there is a minimum ratio of death benefit to cash value associated with this test. This ratio, however, is less than the required ratio under the Cash Value Accumulation Test. Therefore, the death benefit required under this test is generally lower than that of the Cash Value Accumulation Test.

The selection of the definition of life insurance test most appropriate for you is dependent on several factors, including the insured’s age at issue, actual Contract earnings, and whether or not the Contract is classified as a Modified Endowment Contract. You should consult your own tax adviser for complete information and advice with respect to the selection of the definition of life insurance test.

We believe we have taken adequate steps to insure that the Contract qualifies as life insurance for tax purposes. Generally speaking, this means that:

you will not be taxed on the growth of the funds in the Contract, unless you receive a distribution from the Contract, or if the Contract lapses or is surrendered, and the Contract’s death benefit will generally be income tax free to your beneficiary. However, your death benefit may be subject to estate taxes.

Although we believe that the Contract should qualify as life insurance for tax purposes, there are some uncertainties, particularly because the Secretary of Treasury has not yet issued permanent regulations that bear on this question. Accordingly, we reserve the right to make changes — which will be applied uniformly to all Contract owners after advance written notice — that we deem necessary to insure that the Contract will qualify as life insurance.

Pre-Death Distributions. The tax treatment of any distribution you receive before the insured’s death depends on whether the Contract is classified as a Modified Endowment Contract.

         Contracts Not Classified as Modified Endowment Contracts.

If you surrender the Contract or allow it to lapse, you will be taxed on the amount you receive in excess of the premiums you paid less the untaxed portion of any prior withdrawals. For this purpose, you will be treated as receiving any portion of the cash surrender value used to repay Contract debt. In other words, you will immediately have taxable income to the extent of gain in the Contract. Reinstatement of the Contract after lapse will not eliminate the taxable income which we are required to report to the Internal Revenue Service. The tax consequences of a surrender may differ if you take the proceeds under an income payment settlement option.

Generally, you will be taxed on a withdrawal to the extent the amount you receive exceeds the premiums you paid for the Contract less the untaxed portion of any prior withdrawals. However, under some limited circumstances, in the first 15 Contract years, all or a portion of a withdrawal may be taxed if the Contract Fund exceeds the total premiums paid less the untaxed portions of any prior withdrawals, even if total withdrawals do not exceed total premiums paid.

Extra premiums for optional benefits and riders generally do not count in computing the premiums paid for the Contract for the purposes of determining whether a withdrawal is taxable.

Loans you take against the Contract are ordinarily treated as debt and are not considered distributions subject to tax. However, you should know that the Internal Revenue Service may take the position that the preferred loan should be treated as a distribution for tax purposes because of the relatively low differential between the loan interest rate and Contract’s crediting rate. Were the Internal Revenue Service to take this position, Pruco Life would take reasonable steps to avoid this result, including modifying the Contract’s loan provisions.

         Modified Endowment Contracts.

The rules change if the Contract is classified as a Modified Endowment Contract. The Contract could be classified as a Modified Endowment Contract if premiums in amounts that are too large are paid or a decrease in the face amount of insurance is made (or a rider removed). The addition of a rider or an increase in the face amount of insurance may also cause the Contract to be classified as a Modified Endowment Contract if a significant premium is paid in conjunction with an increase or the addition of a rider. You should first consult a tax adviser and your Pruco Life representative if you are contemplating any of these steps.

If the Contract is classified as a Modified Endowment Contract, then amounts you receive under the Contract before the insured’s death, including loans and withdrawals, are included in income to the extent that the Contract Fund before surrender charges exceeds the premiums paid for the Contract increased by the amount of any loans previously included in income and reduced by any untaxed amounts previously received other than the amount of any loans excludible from income. An assignment of a Modified Endowment Contract is taxable in the same way. These rules also apply to pre-death distributions, including loans and assignments, made during the two-year period before the time that the Contract became a Modified Endowment Contract.

Any taxable income on pre-death distributions (including full surrenders) is subject to a penalty of 10 percent unless the amount is received on or after age 59½, on account of your becoming disabled or as a life annuity. It is presently unclear how the penalty tax provisions apply to Contracts owned by businesses.

All Modified Endowment Contracts issued by us to you during the same calendar year are treated as a single Contract for purposes of applying these rules.

Investor Control.   Treasury Department regulations do not provide specific guidance concerning the extent to which you may direct your investment in the particular variable investment options without causing you, instead of Pruco Life, to be considered the owner of the underlying assets. Because of this uncertainty, Pruco Life reserves the right to make such changes as it deems necessary to assure that the Contract qualifies as life insurance for tax purposes. Any such changes will apply uniformly to affected Contract owners and will be made with such notice to affected Contract owners as is feasible under the circumstances.

Withholding.   You must affirmatively elect that no taxes be withheld from a pre-death distribution. Otherwise, the taxable portion of any amounts you receive will be subject to withholding. You are not permitted to elect out of withholding if you do not provide a social security number or other taxpayer identification number. You may be subject to penalties under the estimated tax payment rules if your withholding and estimated tax payments are insufficient to cover the tax due.

Other Tax Considerations.  If you transfer or assign the Contract to someone else, there may be gift, estate and/or income tax consequences. If you transfer the Contract to a person two or more generations younger than you (or designate such a younger person as a beneficiary), there may be Generation Skipping Transfer tax consequences. Deductions for interest paid or accrued on Contract debt or on other loans that are incurred or continued to purchase or carry the Contract may be denied. Your individual situation or that of your beneficiary will determine the federal estate taxes and the state and local estate, inheritance and other taxes due if you or the insured dies.

Business-Owned Life Insurance.  If a business, rather than an individual, is the owner of the Contract, there are some additional rules. Business Contract owners generally cannot deduct premium payments. Business Contract owners generally cannot take tax deductions for interest on Contract debt paid or accrued after October 13, 1995. An exception permits the deduction of interest on policy loans on Contracts for up to 20 key persons. The interest deduction for Contract debt on these loans is limited to a prescribed interest rate and a maximum aggregate loan amount of $50,000 per key insured person. The corporate alternative minimum tax also applies to business-owned life insurance. This is an indirect tax on additions to the Contract Fund or death benefits received under business-owned life insurance policies.

LEGAL PROCEEDINGS

We are subject to legal and regulatory actions in the ordinary course of our business, including class action lawsuits. Pending legal and regulatory actions include proceedings that are specific to us and proceedings generally applicable to the businesses in which we operate. We are also subject to litigation arising out of our general business activities, such as our investments and third party contracts. In certain of these matters, the plaintiffs are seeking large and/or indeterminate amounts, including punitive or exemplary damages.

We have been subject to substantial regulatory actions and civil litigation, including class actions, involving individual life insurance sales practices from 1982 through 1995. As of January 31, 2003, Pruco Life has resolved those regulatory actions, its sales practices class action litigation and all of the individual sales practices actions filed by policyholders who “opted out” of the sales practices class action. Prudential has indemnified Pruco Life for any liabilities incurred in connection with sales practices litigation covering policyholders of individual permanent life insurance policies issued in the United States from 1982 to 1995.

Pruco Life’s litigation is subject to many uncertainties, and given the complexity and scope, the outcomes cannot be predicted. It is possible that the results of operations or the cash flow of Pruco Life in a particular quarterly or annual period could be materially affected by an ultimate unfavorable resolution of pending litigation and regulatory matters. Management believes, however, that the ultimate outcome of all pending litigation and regulatory matters should not have a material adverse effect on Pruco Life’s financial position.

ILLUSTRATIONS OF CASH SURRENDER VALUES, DEATH
BENEFITS, AND ACCUMULATED PREMIUMS

The following tables (pages T1 through T4) show how a Contract’s death benefit and cash surrender values change with the investment experience of the Account. They are “hypothetical” because they are based, in part, upon several assumptions, which are described below. All three tables assume the following:

    a Contract bought by a 55 year old male, Preferred non-smoker, with no extra risks or substandard ratings.

    a given premium amount is paid on each Contract anniversary and no loans are taken.

    maximum contractual charges, before any fee waivers, reimbursement of expenses, or expense reductions, if any, have been made since issue.

    the Contract Fund has been invested in equal amounts in each of the 29 portfolios of the Funds and no portion of the Contract Fund has been allocated to the fixed-rate option.

The first table (page T1) assumes: (1) a Type A (fixed) Contract has been purchased, (2) a $1,000,000 basic insurance amount and no riders have been added to the Contract, and (3) a Cash Value Accumulation Test has been elected for definition of life insurance testing.

The second table (page T2) assumes: (1) a Type B (variable) Contract has been purchased, (2) a $1,000,000 basic insurance amount and no riders have been added to the Contract, and (3) a Guideline Premium Test has been elected for definition of life insurance testing.

The third table (page T3) assumes: (1) a Type B (variable) Contract has been purchased, (2) a $1,000,000 basic insurance amount and no riders have been added to the Contract, and (3) a Cash Value Accumulation Test has been elected for definition of life insurance testing.

The fourth table (page T4) assumes: (1) a Type C (return of premium) Contract has been purchased with premiums accumulating at 6%, (2) a $1,000,000 basic insurance amount and no riders have been added to the Contract, and (3) a Cash Value Accumulation Test has been elected for definition of life insurance testing.

Finally, there are three assumptions, shown separately, about the average investment performance of the portfolios. The first is that there will be a uniform 0% gross rate of return with the average value of the Contract Fund uniformly adversely affected by very unfavorable investment performance. The other two assumptions are that investment performance will be at a uniform gross annual rate of 6% and 12%. Actual returns will fluctuate from year to year. In addition, death benefits and cash surrender values would be different from those shown if investment returns averaged 0%, 6%, and 12% but fluctuated from those averages throughout the years. Nevertheless, these assumptions help show how the Contract values will change with investment experience.

The first column in the following tables shows the Contract year. The second column, to provide context, shows what the aggregate amount would be if the premiums had been invested to earn interest, after taxes, at 4% compounded annually. The next three columns show the death benefit payable in each of the years shown for the three different assumed investment returns. The last three columns show the cash surrender value payable in each of the years shown for the three different assumed investment returns. The cash surrender values in the first 10 years reflect the surrender charges that would be deducted if the Contract were surrendered in those years.

A gross return (as well as the net return) is shown at the top of each column. The gross return represents the combined effect of investment income and capital gains and losses, realized or unrealized, of the portfolios before any reduction is made for investment advisory fees or other Fund expenses. The net return reflects average total annual expenses of the 29 portfolios of 1.24%, and the daily deduction from the Contract Fund of 0.45% per year. Assuming maximum charges, gross returns of 0%, 6%, and 12% are the equivalent of net returns of –1.69%, 4.31% and 10.31%, respectively. The actual fees and expenses of the portfolios associated with a particular Contract may be more or less than 1.24% and will depend on which variable investment options are selected. The death benefits and cash surrender values shown reflect the deduction of all expenses and charges both from the Funds and under the Contract.

The Contract allows you to invest your net premium dollars in a variety of professionally managed funds. Fluctuating investment returns in these funds, together with the actual pattern of your premium payments, our Contract charges, and any loans and withdrawals you may make will generate different Contract values than those illustrated, even if the averages of the investment rates of return over the years were to match those illustrated. Because of this, we strongly recommend periodic Contract reviews with your Pruco Life representative. Reviews are an excellent way to monitor the performance of the Contract against your expectations and to identify adjustments that may be necessary.

If you are considering the purchase of a variable life insurance contract from another insurance company, you should not rely upon these tables for comparison purposes. A comparison between two tables, each showing values for a 55 year old man using maximum charges, may be useful for a 55 year old man, but would be inaccurate if made for insureds of other ages or sex. Your Pruco Life representative can provide you with a hypothetical illustration using current charges for your own age, sex, and rating class.

                                                             ILLUSTRATIONS
                                                             -------------

                                                             MPREMIER VUL
                                                     CASH VALUE ACCUMULATION TEST
                                                     TYPE A (FIXED) DEATH BENEFIT
                                                MALE PREFERRED NON-SMOKER ISSUE AGE 55
                                                   $1,000,000 BASIC INSURANCE AMOUNT
                                       ASSUME PAYMENT OF $76,330 ANNUAL PREMIUMS FOR SEVEN YEARS
                                                         USING MAXIMUM CHARGES

                                              Death Benefit (1)                                   Cash Surrender Value (1)
                                ------------------------------------------------  ------------------------------------------------
                                     Assuming Hypothetical Gross (and Net)               Assuming Hypothetical Gross (and Net)
                   Premiums               Annual Investment Return of                        Annual Investment Return of
   End of        Accumulated    ------------------------------------------------  ------------------------------------------------
   Policy       at 4% Interest     0% Gross         6% Gross        12% Gross         0% Gross         6% Gross        12% Gross
    Year           Per Year      (-1.69% Net)      (4.31% Net)     (10.31% Net)     (-1.69% Net)      (4.31% Net)     (10.31% Net)
   ------       --------------  --------------    -------------   --------------  --------------    -------------   --------------
      1           $   79,383      $1,000,000        $1,000,000      $1,000,000       $ 38,811          $ 41,949        $   45,097
      2           $  161,942      $1,000,000        $1,000,000      $1,000,000       $ 80,874          $ 89,905        $   99,338
      3           $  247,803      $1,000,000        $1,000,000      $1,000,000       $121,839          $139,608        $  158,930
      4           $  337,098      $1,000,000        $1,000,000      $1,000,000       $162,291          $191,745        $  225,098
      5           $  429,965      $1,000,000        $1,000,000      $1,000,000       $201,929          $246,137        $  298,287
      6           $  526,547      $1,000,000        $1,000,000      $1,000,000       $240,163          $302,338        $  378,780
      7           $  626,992      $1,000,000        $1,000,000      $1,000,000       $277,577          $361,104        $  468,186
      8           $  652,072      $1,000,000        $1,000,000      $1,000,000       $252,445          $357,171        $  498,509
      9           $  678,154      $1,000,000        $1,000,000      $1,000,000       $225,680          $351,463        $  531,179
     10           $  705,281      $1,000,000        $1,000,000      $1,000,000       $196,732          $343,437        $  566,256
     15           $  858,082      $1,000,000        $1,000,000      $1,219,391       $ 17,216          $266,285        $  791,812
     20           $1,043,988      $1,000,000        $1,000,000      $1,547,133       $      0          $ 69,276        $1,113,045
     25           $1,270,171      $1,000,000        $1,000,000      $1,993,441       $      0          $      0        $1,557,375
     30           $1,545,357      $        0(2)     $        0(2)   $2,604,860       $      0(2)       $      0(2)     $2,170,717
     35           $1,880,163      $        0        $        0      $3,438,193       $      0          $      0        $3,015,959
     40           $2,287,505      $        0        $        0      $4,605,020       $      0          $      0        $4,224,789
     45           $2,783,100      $        0        $        0      $6,235,460       $      0          $      0        $6,113,196

  (1) Assumes no Contract loan has been made.

  (2) Based on a gross return of 0%, the Contract would go into default in policy year 26, unless an additional premium payment was made.
      Based on a gross return of 6%, the Contract would go into default in policy year 26, unless an additional premium payment was made.

   The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return.  Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation.  The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life or the Series Fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                                                                  T1

                                                             MPREMIER VUL
                                                        GUIDELINE PREMIUM TEST
                                                    TYPE B (VARIABLE) DEATH BENEFIT
                                                MALE PREFERRED NON-SMOKER ISSUE AGE 55
                                                   $1,000,000 BASIC INSURANCE AMOUNT
                                       ASSUME PAYMENT OF $76,330 ANNUAL PREMIUMS FOR SEVEN YEARS
                                                         USING MAXIMUM CHARGES

                                              Death Benefit (1)                                   Cash Surrender Value (1)
                                ------------------------------------------------  ------------------------------------------------
                                     Assuming Hypothetical Gross (and Net)               Assuming Hypothetical Gross (and Net)
                   Premiums               Annual Investment Return of                        Annual Investment Return of
   End of        Accumulated    ------------------------------------------------  ------------------------------------------------
   Policy       at 4% Interest     0% Gross         6% Gross        12% Gross         0% Gross         6% Gross        12% Gross
    Year           Per Year      (-1.69% Net)      (4.31% Net)     (10.31% Net)     (-1.69% Net)      (4.31% Net)     (10.31% Net)
   ------       --------------  --------------    -------------   --------------  --------------    -------------   --------------
      1           $   79,383      $1,042,771        $1,045,882      $1,049,002       $ 38,387          $ 41,497        $ 44,618
      2           $  161,942      $1,083,991        $1,092,886      $1,102,175       $ 79,607          $ 88,501        $ 97,790
      3           $  247,803      $1,123,636        $1,141,008      $1,159,894       $119,251          $136,624        $155,510
      4           $  337,098      $1,161,633        $1,190,196      $1,222,525       $157,833          $186,396        $218,725
      5           $  429,965      $1,197,893        $1,240,373      $1,290,447       $194,970          $237,450        $287,524
      6           $  526,547      $1,232,316        $1,291,450      $1,364,071       $229,978          $289,111        $361,732
      7           $  626,992      $1,264,796        $1,343,322      $1,443,837       $263,335          $341,860        $442,375
      8           $  652,072      $1,234,748        $1,331,714      $1,462,375       $234,163          $331,129        $461,791
      9           $  678,154      $1,203,428        $1,317,770      $1,480,933       $203,428          $317,770        $480,933
     10           $  705,281      $1,170,660        $1,301,184      $1,499,304       $170,660          $301,184        $499,304
     15           $  858,082      $1,000,000        $1,167,400      $1,579,869       $      0          $167,400        $579,869
     20           $1,043,988      $        0(2)     $        0(2)   $1,597,047       $      0(2)       $      0(2)     $597,047
     25           $1,270,171      $        0        $        0      $1,435,526       $      0          $      0        $435,526
     30           $1,545,357      $        0        $        0      $        0(2)    $      0          $      0        $      0(2)
     35           $1,880,163      $        0        $        0      $        0       $      0          $      0        $      0
     40           $2,287,505      $        0        $        0      $        0       $      0          $      0        $      0
     45           $2,783,100      $        0        $        0      $        0       $      0          $      0        $      0

  (1) Assumes no Contract loan has been made.

  (2) Based on a gross return of 0%, the Contract would go into default in policy year 19, unless an additional premium payment was made.
      Based on a gross return of 6%, the Contract would go into default in policy year 19, unless an additional premium payment was made.
      Based on a gross return of 12%, the Contract would go into default in policy year 30, unless an additional premium payment was made.

   The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return.  Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation.  The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life or the Series Fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                                                                  T2

                                                             MPREMIER VUL
                                                     CASH VALUE ACCUMULATION TEST
                                                    TYPE B (VARIABLE) DEATH BENEFIT
                                                MALE PREFERRED NON-SMOKER ISSUE AGE 55
                                                   $1,000,000 BASIC INSURANCE AMOUNT
                                       ASSUME PAYMENT OF $76,330 ANNUAL PREMIUMS FOR SEVEN YEARS
                                                         USING MAXIMUM CHARGES

                                              Death Benefit (1)                                   Cash Surrender Value (1)
                                ------------------------------------------------  ------------------------------------------------
                                     Assuming Hypothetical Gross (and Net)               Assuming Hypothetical Gross (and Net)
                   Premiums               Annual Investment Return of                        Annual Investment Return of
   End of        Accumulated    ------------------------------------------------  ------------------------------------------------
   Policy       at 4% Interest     0% Gross         6% Gross        12% Gross         0% Gross         6% Gross        12% Gross
    Year           Per Year      (-1.69% Net)      (4.31% Net)     (10.31% Net)     (-1.69% Net)      (4.31% Net)     (10.31% Net)
   ------       --------------  --------------    -------------   --------------  --------------    -------------   --------------
      1           $   79,383      $1,042,771        $1,045,882      $1,049,002       $ 38,387          $ 41,497        $ 44,618
      2           $  161,942      $1,083,991        $1,092,886      $1,102,175       $ 79,607          $ 88,501        $ 97,790
      3           $  247,803      $1,123,636        $1,141,008      $1,159,894       $119,251          $136,624        $155,510
      4           $  337,098      $1,161,633        $1,190,196      $1,222,525       $157,833          $186,396        $218,725
      5           $  429,965      $1,197,893        $1,240,373      $1,290,447       $194,970          $237,450        $287,524
      6           $  526,547      $1,232,316        $1,291,450      $1,364,071       $229,978          $289,111        $361,732
      7           $  626,992      $1,264,796        $1,343,322      $1,443,837       $263,335          $341,860        $442,375
      8           $  652,072      $1,234,748        $1,331,714      $1,462,375       $234,163          $331,129        $461,791
      9           $  678,154      $1,203,428        $1,317,770      $1,480,933       $203,428          $317,770        $480,933
     10           $  705,281      $1,170,660        $1,301,184      $1,499,304       $170,660          $301,184        $499,304
     15           $  858,082      $1,000,000        $1,167,400      $1,579,869       $      0          $167,400        $579,869
     20           $1,043,988      $        0(2)     $        0(2)   $1,597,047       $      0(2)       $      0(2)     $597,047
     25           $1,270,171      $        0        $        0      $1,435,526       $      0          $      0        $435,526
     30           $1,545,357      $        0        $        0      $        0(2)    $      0          $      0        $      0(2)
     35           $1,880,163      $        0        $        0      $        0       $      0          $      0        $      0
     40           $2,287,505      $        0        $        0      $        0       $      0          $      0        $      0
     45           $2,783,100      $        0        $        0      $        0       $      0          $      0        $      0

  (1) Assumes no Contract loan has been made.

  (2) Based on a gross return of 0%, the Contract would go into default in policy year 19, unless an additional premium payment was made.
      Based on a gross return of 6%, the Contract would go into default in policy year 19, unless an additional premium payment was made.
      Based on a gross return of 12%, the Contract would go into default in policy year 30, unless an additional premium payment was made.

   The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return.  Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation.  The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life or the Series Fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                                                                  T3

                                                             MPREMIER VUL
                                                     CASH VALUE ACCUMULATION TEST
                                            TYPE C (RETURN OF PREMIUM AT 6%) DEATH BENEFIT
                                                MALE PREFERRED NON-SMOKER ISSUE AGE 55
                                                   $1,000,000 BASIC INSURANCE AMOUNT
                                       ASSUME PAYMENT OF $76,330 ANNUAL PREMIUMS FOR SEVEN YEARS
                                                         USING MAXIMUM CHARGES

                                              Death Benefit (1)                                   Cash Surrender Value (1)
                                ------------------------------------------------  ------------------------------------------------
                                     Assuming Hypothetical Gross (and Net)               Assuming Hypothetical Gross (and Net)
                   Premiums               Annual Investment Return of                        Annual Investment Return of
   End of        Accumulated    ------------------------------------------------  ------------------------------------------------
   Policy       at 4% Interest     0% Gross         6% Gross        12% Gross         0% Gross         6% Gross        12% Gross
    Year           Per Year      (-1.69% Net)      (4.31% Net)     (10.31% Net)     (-1.69% Net)      (4.31% Net)     (10.31% Net)
   ------       --------------  --------------    -------------   --------------  --------------    -------------   --------------
      1           $   79,383      $1,080,909        $1,080,909      $1,080,909       $ 38,172          $ 41,289        $ 44,416
      2           $  161,942      $1,166,674        $1,166,674      $1,166,674       $ 78,787          $ 87,711        $ 97,035
      3           $  247,803      $1,257,584        $1,257,584      $1,257,584       $117,301          $134,750        $153,739
      4           $  337,098      $1,353,949        $1,353,949      $1,353,949       $154,053          $182,773        $215,342
      5           $  429,965      $1,456,096        $1,456,096      $1,456,096       $188,439          $231,200        $281,761
      6           $  526,547      $1,564,371        $1,564,371      $1,564,371       $219,495          $279,087        $352,613
      7           $  626,992      $1,679,143        $1,679,143      $1,679,143       $247,352          $326,574        $428,670
      8           $  652,072      $1,719,892        $1,719,892      $1,719,892       $210,949          $308,901        $442,183
      9           $  678,154      $1,763,085        $1,763,085      $1,763,085       $170,832          $286,453        $453,748
     10           $  705,281      $1,808,871        $1,808,871      $1,808,871       $126,036          $258,059        $462,418
     15           $  858,082      $        0(2)     $        0(2)   $2,082,451       $      0(2)       $      0(2)     $437,117
     20           $1,043,988      $        0        $        0      $2,448,564       $      0          $      0        $ 92,058
     25           $1,270,171      $        0        $        0      $        0(2)    $      0          $      0        $      0(2)
     30           $1,545,357      $        0        $        0      $        0       $      0          $      0        $      0
     35           $1,880,163      $        0        $        0      $        0       $      0          $      0        $      0
     40           $2,287,505      $        0        $        0      $        0       $      0          $      0        $      0
     45           $2,783,100      $        0        $        0      $        0       $      0          $      0        $      0

  (1) Assumes no Contract loan has been made.

  (2) Based on a gross return of 0%, the Contract would go into default in policy year 13, unless an additional premium payment was made.
      Based on a gross return of 6%, the Contract would go into default in policy year 15, unless an additional premium payment was made.
      Based on a gross return of 12%, the Contract would go into default in policy year 21, unless an additional premium payment was made.

   The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return.  Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation.  The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life or the Series Fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                                                                  T4

ADDITIONAL INFORMATION

Pruco Life has filed a registration statement with the SEC under the Securities Act of 1933, relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. Certain portions have been omitted pursuant to the rules and regulations of the SEC. The omitted information may, however, be obtained from the SEC’s Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549, or by telephoning (800) SEC-0330, upon payment of a prescribed fee.

To reduce costs, we now generally send only a single copy of prospectuses and shareholder reports to each household (“householding”), in lieu of sending a copy to each contract owner that resides in the household. You should be aware that you can revoke or “opt out” of householding at any time by calling 1-877-778-5008.

Further information may also be obtained from Pruco Life. Its address and telephone number are set forth on the inside front cover of this prospectus.

DEFINITIONS OF SPECIAL TERMS USED IN THIS
PROSPECTUS

Accumulated Net Payments— The actual premium payments you make, accumulated at an effective annual rate of 4%, less any withdrawals you make, also accumulated at an effective annual rate of 4%.

Additional Amount — An amount equal to the Contract’s surrender charge multiplied by an Additional Amount Factor, which may be payable if you surrender the Contract while it is in-force and the conditions described in Surrender of a Contract, page 31, are met.

attained age — The insured’s age on the Contract date plus the number of years since then. For any coverage segment effective after the Contract date, the insured’s attained age is the issue age of that segment plus the length of time since its effective date.

basic insurance amount — The amount of life insurance as shown in the Contract, not including riders. Also referred to as “face amount.”

cash surrender value — An amount payable to the Contract owner upon surrender of the Contract. It is equal to the Contract Fund minus any Contract debt and minus any applicable surrender charge plus any Additional Amount upon surrender.

Contract — The variable universal life insurance policy described in this prospectus.

Contract anniversary — The same date as the Contract date in each later year.

Contract date — The date the Contract is effective, as specified in the Contract.

Contract debt — The principal amount of all outstanding loans plus any interest accrued thereon.

Contract Fund — The total amount credited to a specific Contract. On any date it is equal to the sum of the amounts in all the variable investment options and the fixed rate option, and the principal amount of any Contract debt plus any interest earned thereon.

Contract owner — You. Unless a different owner is named in the application, the owner of the Contract is the insured.

coverage segment — The basic insurance amount at issue is the first coverage segment. For each increase in basic insurance amount, a new coverage segment is created for the amount of the increase. See Increases in Basic Insurance Amount, page 30.

Contract year — A year that starts on the Contract date or on a Contract anniversary. For any coverage segment representing an increase, “Contract year” is a year that starts on the effective date of the increase (referred to as “Target year” in the Contract). See Increases in Basic Insurance Amount, page 30.

death benefit — If the Contract is not in default, this is the amount we will pay upon the death of the insured, assuming no Contract debt.

fixed rate option — An investment option under which interest is accrued daily at a rate that Pruco Life declares periodically, but not less than an effective annual rate of 3%.

Funds — Mutual funds with separate portfolios. One or more of the available Fund portfolios may be chosen as an underlying investment for the Contract.

Good Order — An instruction received at our Service Office utilizing such forms, signatures, and dating as we require, which is sufficiently clear and complete and for which we do not need to exercise any discretion to follow such instructions.

Limited No-Lapse Guarantee — Sufficient premium payments, on an accumulated basis, will guarantee that your Contract will not lapse and a death benefit will be paid upon the death of the insured, regardless of investment experience and assuming no loans. See Limited No-Lapse Guarantee, page 28.

Limited No-Lapse Guarantee Premiums — Premiums that, if paid at the beginning of each Contract year, will keep a Type A or Type B Contract in-force until the insured’s age 80, or if later, during the first 10 Contract years, regardless of investment performance and assuming no loans or withdrawals.

Monthly date — The Contract date and the same date in each subsequent month.

Pruco Life Insurance Company — Us, we, our, Pruco Life. The company offering the Contract.

Sales Load Target Premium — A premium that is used to determine sales load based on issue age and rating class of the insured, and any extra risk charges or riders, if applicable.

separate account — Amounts under the Contract that are allocated to the variable investment options are held by us in a separate account called the Pruco Life Variable Universal Account (the “Account”). The separate account is set apart from all of the general assets of Pruco Life Insurance Company.

Short-Term No-Lapse Guarantee Premiums — Premiums that, if paid at the beginning of each Contract year, will keep the Contract in-force during the first 10 Contract years regardless of investment performance and assuming no loans or withdrawals.

Target Term Rider — A Rider that provides a flexible term insurance benefit to attained age 100 on the life of the insured.

valuation period — The period of time from one determination of the value of the amount invested in a variable investment option to the next. Such determinations are made when the net asset values of the portfolios of the Funds are calculated, which is generally at 4:00 p.m. Eastern time on each day during which the New York Stock Exchange is open.

variable investment options — The portfolios of the mutual funds available under this Contract, whose shares are held in the separate account.

you — The owner of the Contract.

To Learn More About MPremierSM VUL

To learn more about the MPremierSM VUL variable universal life policy, you can request a copy of the Statement of Additional Information (“SAI”), or view it online at www.prudential.com. See the Table of Contents of the SAI below.

                                                    TABLE OF CONTENTS OF THE
                                              STATEMENT OF ADDITIONAL INFORMATION

The SAI is legally a part of this prospectus, both of which are filed with the Securities and Exchange Commission (“SEC”) under the Securities Act of 1933, Registration No. 333-XXXXXX. All of these filings can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. Information on the operation of the public reference room may be obtained by calling the Commission at (202) 942-8090. The SEC also maintains a Web site (http://www.sec.gov) that contains the MPremierSM VUL SAI, material incorporated by reference, and other information about Pruco Life. Copies of these materials can also be obtained, upon payment of duplicating fees, from the SEC’s Public Reference Section, 450 5th Street N.W., Washington, D.C. 20549-0102.

You can call us at 1-800-782-5356 to ask us questions, request information about the Contract, and obtain copies of the Statement of Additional Information, personalized illustrations, or other documents. You can also view the Statement of Additional Information at www.prudential.com, or write to us at:

Pruco Life Insurance Company213
Washington StreetNewark,
New Jersey 07102-2992

Investment Company Act of 1940: Registration No. 811-5826

PART B:

INFORMATION REQUIRED IN THE STATEMENT OF ADDITIONAL INFORMATION

STATEMENT OF ADDITIONAL INFORMATION

Pruco Life Variable Universal Account
Pruco Life Insurance Company

MPremierSM VUL

VARIABLE UNIVERSAL LIFE INSURANCE CONTRACTS

This Statement of Additional Information in not a prospectus. Please review the Prospectus, which contains information concerning the Contracts described above. You may obtain a copy of the Prospectus without charge by calling us at 1-800-944-8786. You can also view the Statement of Additional Information located with the Prospectus at www.prudential.com, or request a copy by writing to us.

The defined terms used in this Statement of Additional Information are as defined in the Prospectus.

Pruco Life Insurance Company
213 Washington Street
Newark, New Jersey 07102

The Date of this Statement of Additional Information and of the related Prospectus is December 12, 2003.

GENERAL INFORMATION AND HISTORY

Description of Pruco Life Insurance Company

Pruco Life Insurance Company (“Pruco Life”) is a stock life insurance company, organized in 1971 under the laws of the State of Arizona. It is licensed to sell life insurance and annuities in the District of Columbia, Guam, and in all states except New York. Pruco Life’s principal Executive Office is located at 213 Washington Street, Newark, New Jersey 07102.

Control of Pruco Life Insurance Company

Pruco Life is a wholly-owned subsidiary of The Prudential Insurance Company of America (“Prudential”), a New Jersey stock life insurance company that has been doing business since 1875. Prudential is an indirect wholly-owned subsidiary of Prudential Financial, Inc. (“Prudential Financial”), a New Jersey insurance holding company for financial services businesses offering a wide range of insurance, investment management, and other financial products and services. The principal Executive Office each of Prudential and Prudential Financial is Prudential Plaza, 751 Broad Street, Newark, New Jersey 07102-3777.

As Pruco Life’s ultimate parent, Prudential Financial exercises significant influence over the operations and capital structure of Pruco Life and Prudential. However, neither Prudential Financial, Prudential, nor any other related company has any legal responsibility to pay amounts that Pruco Life may owe under the contract or policy.

State Regulation

Pruco Life is subject to regulation and supervision by the Department of Insurance of the State of Arizona, which periodically examines its operations and financial condition. It is also subject to the insurance laws and regulations of all jurisdictions in which it is authorized to do business.

Pruco Life is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business to determine solvency and compliance with local insurance laws and regulations.

In addition to the annual statements referred to above, Pruco Life is required to file with Arizona and other jurisdictions, a separate statement with respect to the operations of all of its variable contract accounts, in a form promulgated by the National Association of Insurance Commissioners.

Records

We maintain all records and accounts relating to the Account at our Home Office. As presently required by the Investment Company Act of 1940, as amended, and regulations promulgated thereunder, reports containing such information as may be required under the Act or by any other applicable law or regulation will be sent to you semi-annually at your last address known to us.

Services and Third Party Administration Agreements

Pruco Life and Prudential have entered into a Service Agreement pursuant to which Prudential furnishes to Pruco Life various services, including preparation, maintenance, and filing of accounts, books, records, and other documents required under federal or state law, and various other accounting, administrative, and legal services, which are customarily performed by the officers and employees of Prudential. Pruco Life reimburses Prudential for its costs in providing such services. Under this Agreement, Pruco Life has reimbursed Prudential $398,845,630 in 2002, $346,992,444 in 2001, and $267,048,098 in 2000.

Pruco Life and Prudential have entered into an agreement under which Prudential furnishes Pruco Life the same administrative support services that it provides in the operation of its own business with regard to the payment of death claim proceeds by way of Prudential’s Alliance Account, Prudential’s retained asset settlement option. Pruco Life transfers to Prudential an amount equal to the amount of the death claim, and Prudential establishes a retained asset settlement option for the beneficiary within its General Account and makes all payments necessary to satisfy such obligations. As soon as the Pruco Life death claim is processed, the beneficiaries are furnished with an information kit that describes the settlement option and a check book on which they may write checks. Pruco Life pays no fees or other compensation to Prudential under this agreement.

Pruco Life and Prudential entered into a Reinsurance Agreement under which Pruco Life may offer and Prudential may accept reinsurance of life insurance benefits in excess of stated limits of retention.

Our individual life reinsurance treaties covering MPremierSM VUL provide for the reinsurance of the mortality risk on a Yearly Renewable Term basis. Reinsurance is on a first-dollar quota share basis with 80% of the risk reinsured.

Pruco Life and Prudential entered into an administrative agreement with First Tennessee Bank National Association (“First Express”), in which First Express provides remittance processing expertise and research and development capabilities providing Pruco Life and Prudential with the benefits of remittance processing, improved quality, increased productivity, decreased costs, and improved service levels. Fees for such services vary monthly, depending on the number of remittances and processing methods used for varying types of remittance. Under this Agreement, First Express received $4,400,848 in 2002, $4,500,284 in 2001, and $5,992,000 in 2000 from Pruco Life and Prudential for services rendered. First Tennessee Bank National Association’s principal business address is 165 Madison Avenue, Memphis, Tennessee 38103. A chart showing fees that Pruco Life and Prudential pay for remittance processing is shown below.

Remittance Processing Fees
Total # of remittances per month	Less than 4,500,000	4,500,001 to 5,600,000	Greater than 5,600,000
Power Encode and single item payments	$.0906	$.0869	$.0817
Multiple item payments	$.1614	$.1408	$.1323
Unprocessable payments	$.0900	$.0900	$.0900
Express mail payments	$.40	$.40	$.40
Cash payments	$1.25	$1.25	$1.25

INITIAL PREMIUM PROCESSING

In general, the invested portion of the minimum initial premium will be placed in the Contract Fund as of the later of the Contract Date and the date we receive the premium.

Upon receipt of a request for life insurance from a prospective owner, Pruco Life will follow certain insurance underwriting (i.e. evaluation of risk) procedures designed to determine whether the proposed insured is insurable. The process may involve such verification procedures as medical examinations and may require that further information be provided by the proposed insured before a determination can be made. A Contract cannot be issued until this underwriting procedure has been completed.

These processing procedures are designed to provide temporary life insurance coverage to every prospective owner who pays the minimum initial premium at the time the request for coverage is submitted, subject to the terms of the Limited Insurance Agreement. Since a Contract cannot be issued until after the underwriting process has been completed, we will provide temporary life insurance coverage through use of the Limited Insurance Agreement. This coverage is for the total death benefit applied for, up to the maximum described by the Limited Insurance Agreement.

The Contract Date is the date as of which the insurance age of the proposed insured is determined. It represents the first day of the Contract year and the commencement of the suicide and contestable periods for purposes of the Basic Insurance Amount.

If the minimum initial premium is received on or before the Contract is issued, the premium will be applied as of the Contract date. If an unusual delay is encountered in the underwriting procedure (for example, if a request for further information is not met promptly), the Contract Date will be 21 days prior to the date on which the Contract is physically issued. If a medical examination is required, the Contract Date will ordinarily be the date the examination is completed, subject to the same qualification as that noted above.

If the initial premium paid is less than the minimum initial premium, the Contract Date will be determined as described above. Upon receipt of the balance of the minimum initial premium, the total premiums received will be applied as of the date that the minimum initial premium was satisfied.

If the minimum initial premium is received after the Contract Date, it will be applied as of the date of receipt.

There is one principal variation from the foregoing procedure. If permitted by the insurance laws of the state in which the Contract is issued, the Contract may be backdated up to six months.

In situations where the Contract Date precedes the date that the minimum initial premium is received, charges due prior to the initial premium receipt date will be deducted from the initial premium.

ADDITIONAL INFORMATION ABOUT
OPERATION OF CONTRACTS

Legal Considerations Relating to Sex-Distinct Premiums and Benefits

The Contract generally employs mortality tables that distinguish between males and females. Thus, premiums and benefits differ under Contracts issued on males and females of the same age. However, in those states that have adopted regulations prohibiting sex-distinct insurance rates, premiums and cost of insurance charges will be based on male rates, whether the insureds are male or female. In addition, employers and employee organizations considering purchase of a Contract should consult their legal advisers to determine whether purchase of a Contract based on sex-distinct actuarial tables is consistent with Title VII of the Civil Rights Act of 1964 or other applicable law.

How a Type A (Fixed) Contract’s Death Benefit Will Vary

There are three types of death benefit available under the Contract: (1) Type A, a generally fixed death benefit; (2) Type B, a variable death benefit; and (3) Type C, a return of premium death benefit. A Type C (return of premium) death benefit generally varies by the amount of premiums paid, a Type B (variable) death benefit varies with investment performance, and a Type A (fixed) death benefit does not vary unless it must be increased to comply with the Internal Revenue Code’s definition of life insurance.

Under a Type A (fixed) Contract, the death benefit is generally equal to the basic insurance amount. If the Contract is kept in-force for several years, depending on how much premium you pay, and/or if investment performance is reasonably favorable, the Contract Fund may grow to the point where Pruco Life will increase the death benefit in order to ensure that the Contract will satisfy the Internal Revenue Code’s definition of life insurance.

The death benefit under a Type A (fixed) Contract will always be the greater of:

(1)	the basic insurance amount; and

(2)	the Contract Fund before the cost of insurance charges due on that date, multiplied by the attained age factor that applies.

A listing of attained age factors can be found on your Contract Data pages. The latter provision ensures that the Contract will always have a death benefit large enough so that the Contract will be treated as life insurance for tax purposes under current law. Before the Contract is issued, the Contract owner may choose between two methods that we use to determine the tax treatment of the Contract.

The following table illustrates at different ages how the attained age factor affects the death benefit for different Contract Fund amounts. The table assumes a $250,000 Type A (fixed) Contract was issued when the insured was a male nonsmoker, age 35, and there is no Contract debt.

Type A (Fixed) Death Benefit

IF		THEN
the insured is age	and the Contract Fund is	the attained age factor is**	the Contract Fund multiplied by the attained age factor is	and the Death Benefit is
40 40 40	$25,000 $75,000 $100,000	3.57 3.57 3.57	89,250 267,750 357,000	$250,000 $267,750* $357,000*
60 60 60	$75,000 $125,000 $150,000	1.92 1.92 1.92	144,000 240,000 288,000	$250,000 $250,000 $288,000*
80 80 80	$150,000 $200,000 $225,000	1.26 1.26 1.26	189,000 252,000 283,500	$250,000 $252,000* $283,500*
* Note that the death benefit has been increased to comply with the Internal Revenue Code's definition of life insurance. **Assumes the Contract owner selected the Cash Value Accumulation Test.

This means, for example, that if the insured has reached the age of 60, and the Contract Fund is $150,000, the death benefit will be $288,000, even though the basic insurance amount is $250,000. In this situation, for every $1 increase in the Contract Fund, the death benefit will be increased by $1.92. We reserve the right to refuse to accept any premium payment that increases the death benefit by more than it increases the Contract Fund. If we exercise this right, in certain situations it may result in the loss of the Death Benefit Guarantee.

How a Type B (Variable) Contract’s Death Benefit Will Vary

Under a Type B (variable) Contract, while the Contract is in-force, the death benefit will never be less than the basic insurance amount, but will vary, immediately after it is issued, with the investment results of the selected investment options. The death benefit may be increased to ensure that the Contract will satisfy the Internal Revenue Code’s definition of life insurance.

The death benefit under a Type B (variable) Contract will always be the greater of:

(1)     the basic insurance amount plus the Contract Fund before the cost of insurance charges due on that date; and

(2)     the Contract Fund before the cost of insurance charges due on that date, multiplied by the attained age factor that applies.

For purposes of computing the death benefit, if the Contract Fund is less than zero we will consider it to be zero. A listing of attained age factors can be found on your Contract Data pages. The latter provision ensures that the Contract will always have a death benefit large enough so that the Contract will be treated as life insurance for tax purposes under current law. Before the Contract is issued, the Contract owner may choose between two methods that we use to determine the tax treatment of the Contract.

The following table illustrates various attained age factors and Contract Funds and the corresponding death benefits. The table assumes a $250,000 Type B (variable) Contract was issued when the insured was a male nonsmoker, age 35, and there is no Contract debt.

Type B (Variable) Death Benefit

IF		THEN
the insured is age	and the Contract Fund is	the attained age factor is**	the Contract Fund multiplied by the attained age factor is	and the Death Benefit is
40 40 40	$25,000 $75,000 $100,000	3.57 3.57 3.57	89,250 267,750 357,000	$275,000 $325,000 $357,000*
60 60 60	$75,000 $125,000 $150,000	1.92 1.92 1.92	144,000 240,000 288,000	$325,000 $375,000 $400,000
80 80 80	$150,000 $200,000 $225,000	1.26 1.26 1.26	189,000 252,000 283,500	$400,000 $450,000 $475,000
* Note that the death benefit has been increased to comply with the Internal Revenue Code's definition of life insurance. **Assumes the Contract owner selected the Cash Value Accumulation Test.

This means, for example, that if the insured has reached the age of 40, and the Contract Fund is $100,000, the death benefit will be $357,000, even though the basic insurance amount is $250,000. In this situation, for every $1 increase in the Contract Fund, the death benefit will be increased by $3.57. We reserve the right to refuse to accept any premium payment that increases the death benefit by more than it increases the Contract Fund. If we exercise this right, in certain situations it may result in the loss of the Death Benefit Guarantee.

How a Type C (Return of Premium) Contract’s Death Benefit Will Vary

Under a Type C (return of premium) Contract, while the Contract is in-force, the death benefit will vary by the amount of premiums paid, less any withdrawals, both accumulated with interest at the rate(s) chosen by the Contract owner and shown in the Contract Data pages. The interest rate will range from 0% to 8%; in increments of 1/2%. The death benefit on a Type C Contract is limited to the basic insurance amount plus an amount equal to: the Contract Fund plus the Type C Limiting Amount (the sum of the initial Basic Insurance Amount plus any initial Target Term Rider coverage amount) multiplied by the Type C Death Benefit Factor, both located in the Contract Limitations section of your Contract. Unlike Type A and Type B Contracts, the death benefit of a Type C Contract may be less than the basic insurance amount in the event total withdrawals are greater than total premiums paid. The death benefit may be increased to ensure that the Contract will satisfy the Internal Revenue Code’s definition of life insurance.

The death benefit under a Type C (return of premium) Contract will always be the lesser of:

(1)	the basic insurance amount plus the total premiums paid into the Contract less any withdrawals, both accumulated with interest at the rate(s) displayed in the Contract data pages; and

(2)

the Contract Fund before deduction of any monthly charge due on that date plus the product of the Type C Limiting Amount multiplied by the Type C Death Benefit Factor, both found in the Contract Limitations section of the Contract Data pages.

However, if the product of the Contract Fund before any monthly charges multiplied by the attained age factor is greater than either (1) or (2), described above, then it will become the Death Benefit

A listing of attained age factors can be found on your Contract Data pages. The latter provision ensures that the Contract will always have a death benefit large enough so that the Contract will be treated as life insurance for tax purposes under current law. Before the Contract is issued, the Contract owner may choose between two methods that we use to determine the tax treatment of the Contract.

The following table illustrates various attained age factors and Contract Funds and the corresponding death benefits. The table assumes a $250,000 Type C (return of premium) Contract was issued when the insured was a male nonsmoker, age 35, and there is no Contract debt.

Type C (Return of Premium) Death Benefit

IF			THEN
the insured is age	and the Contract Fund is	and the premiums paid less any withdrawals is	the attained age factor is**	the Contract Fund multiplied by the attained age factor is	and the Death Benefit is
40 40 40	$25,000 $75,000 $100,000	$15,000 $60,000 $80,000	3.57 3.57 3.57	89,250 267,750 357,000	$265,000 $310,000 $357,000*
60 60 60	$75,000 $125,000 $150,000	$60,000 $100,000 $125,000	1.92 1.92 1.92	144,000 240,000 288,000	$310,000 $350,000 $375,000
80 80 80	$150,000 $200,000 $225,000	$125,000 $150,000 $175,000	1.26 1.26 1.26	189,000 252,000 283,500	$375,000 $400,000 $425,000
* Note that the death benefit has been increased to comply with the Internal Revenue Code's definition of life insurance. **Assumes the Contract owner selected the Cash Value Accumulation Test.

This means, for example, that if the insured has reached the age of 40, and the premiums paid less any withdrawals equals $80,000, the death benefit will be $357,000, even though the basic insurance amount is $250,000. In this situation, for every $1 increase in the Contract Fund, the death benefit will be increased by $3.57. We reserve the right to refuse to accept any premium payment that increases the death benefit by more than it increases the Contract Fund. If we exercise this right, in certain situations it may result in the loss of the Death Benefit Guarantee.

Reports to Contract Owners

Once each year, Pruco Life will send you a statement that provides certain information pertinent to your own Contract. This statement will detail values, transactions made, and specific Contract data that apply only to your particular Contract.

You will also be sent annual and semi-annual reports to the Funds showing the financial condition of the portfolios and the investments held in each portfolio.

UNDERWRITING PROCEDURES

When you express interest in obtaining insurance from us, a registered representative completes a full application and submits it to our underwriting unit to commence the underwriting process. A registered representative may be an agent/broker who is a representative of Pruco Securities, a broker dealer affiliate of Prudential, or in some cases, a broker dealer not directly affiliated with Prudential.

Once we receive the necessary information, which may include doctors’ statements, medical examinations from physicians or paramedical vendors, test results, and other information, we will make a decision regarding ours willingness to accept the risk, and the price at which we will accept the risk. We will issue the insurance policy when the risk has been accepted and priced.

ADDITIONAL INFORMATION ABOUT CHARGES

Charges for Increases in Basic Insurance Amount

Each time you increase your Basic Insurance Amount, we will send you new Contract data pages showing the amount and effective date of the change and the recomputed charges, values, and limitations. No administrative processing charge is currently being made in connection with an increase in basic insurance amount. However, we reserve the right to make such a charge in an amount of up to $25.

The Sales Load Target Premium is calculated separately for each coverage segment. When premiums are paid, each payment is allocated to each coverage segment based on the proportion of the Sales Load Target Premium in each segment to the total Sales Load Target Premiums of all segments. Currently, the sales load charge for each coverage segment is equal to 4% of the allocated premium paid in each Contract year up to the Sales Load Target Premium and 2% of allocated premiums paid in excess of this amount for the first 10 Contract years; 0% thereafter.

ADDITIONAL INFORMATION ABOUT CONTRACTS IN DEFAULT

When your Contract is in default, no part of your Contract Fund is available to you. Consequently, you are not able to take any loans, partial withdrawals or surrenders, or make any transfers among the investment options. In addition, during any period in which your Contract is in default, you may not change the way in which subsequent premiums are allocated or increase the amount of your insurance by increasing the basic insurance amount of the Contract.

DISTRIBUTION AND COMMISSIONS

Service Fees

Pruco Life and its affiliates may receive compensation from certain investment advisers, administrators, and/or distributors (and/or affiliates thereof) of the portfolios in connection with administrative or other services and cost savings experienced by the investment advisers, administrators or distributors. There were no amounts paid as commissions to Prusec during the past three years for serving as principal underwriter of the variable insurance contracts issued by Pruco Life. We may also receive a portion of the 12b-1 fees, if any, and service fees deducted from portfolio assets as reimbursement for administrative or other services we render to the portfolios. Some advisers, administrators, distributors, or portfolios may pay us more than others.

EXPERTS

The consolidated financial statements of Pruco Life and its subsidiaries as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 and the financial statements of the MPremierSM VUL Subaccounts of the Account as of December 31, 2002 and for each of the three years in the period then ended included in this Statement of Additional Information have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP’s principal business address is 1177 Avenue of the Americas, New York, New York 10036.

Actuarial matters included in this Statement of Additional Information have been examined by Pamela A. Schiz, MAAA, FSA, Vice President and Actuary of Prudential, whose opinion is filed as an exhibit to the registration statement.

PERFORMANCE DATA

Average Annual Total Return

The Account may advertise average annual total return information calculated according to a formula prescribed by the U.S. Securities and Exchange Commission (“SEC”). Average annual total return shows the average annual percentage increase, or decrease, in the value of a hypothetical contribution allocated to a Subaccount from the beginning to the end of each specified period of time. The SEC standardized version of this performance information is based on an assumed contribution of $1,000 allocated to a Subaccount at the beginning of each period and full withdrawal of the value of that amount at the end of each specified period. This method of calculating performance further assumes that (i) a $1,000 contribution was allocated to a Subaccount and (ii) no transfers or additional payments were made. Premium taxes are not included in the term “charges” for purposes of this calculation. Average annual total return is calculated by finding the average annual compounded rates of return of a hypothetical contribution that would compare the Unit Value on the first day of a specified period to the ending redeemable value at the end of the period according to the following formula:

P(1+T)n = ERV

Where T equals average annual total return, where ERV (the ending redeemable value) is the value at the end of the applicable period of a hypothetical contribution of $1,000 made at the beginning of the applicable period, where P equals a hypothetical contribution of $1,000, and where n equals the number of years.

Non-Standard Total Return

In addition to the standardized average annual total return information described above, we may present total return information computed on bases different from that standardized method. The Account may also present aggregate total return figures for various periods, reflecting the cumulative change in value of an investment in the Account for the specified period.

For the periods prior to the date the Subaccounts commenced operations, non-standard performance information for the Contracts will be calculated based on the performance of the Funds and the assumption that the Subaccounts were in existence for the same periods as those indicated for the Funds, with the level of Contract charges that were in effect at the inception of the Subaccounts (this is referred to as “hypothetical performance data”). Standard and non-standard average annual return calculations include the mortality and expense risk charge under the Contract, but do not reflect other life insurance contract charges (sales, administration, and actual cost of insurance) nor any applicable surrender or lapse charges, which would significantly lower the returns. Information stated for any given period does not indicate or represent future performance.

Money Market Subaccount Yield

The “total return” figures for the Money Market Subaccount are calculated using historical investment returns of the Money Market Portfolio of The Prudential Series Fund, Inc. as if MPremierSM VUL had been investing in that subaccount during a specified period. Fees associated with the Series Fund are reflected; however, all fees, expenses, and charges associated with MPremierSM VUL are not reflected.

The yield is computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one accumulation unit of the Money Market Subaccount at the beginning of a specified period, subtracting a hypothetical charge reflecting deductions from Contract owner accounts, and dividing the difference by the value of the subaccount at the beginning of the base period to obtain the base period return, and then multiplying the base period return by (365/7), with the resulting figure carried to the nearest ten-thousandth of 1%. The effective yield is obtained by taking the base period return, adding 1, raising the sum to a power equal to 365 divided by 7, and subtracting 1 from the result, according to the following formula: Effective Yield ([base period return + 1] 365/7)-1.

The yields on amounts held in the Money Market Subaccount will fluctuate on a daily basis. Therefore, the stated yields for any given period are not an indication of future yields.

FINANCIAL STATEMENTS

The financial statements of the Account should be distinguished from the consolidated financial statements of Pruco Life and its subsidiaries, which should be considered only as bearing upon the ability of Pruco Life to meet its obligations under the Contracts.

PART C:

OTHER INFORMATION

(a)	Board of Directors Resolution:
(i) Resolution of Board of Directors of Pruco Life Insurance Company establishing the Pruco Life Variable Universal Account. (Note 5)
(ii) Amendment of Separate Account Resolution. (Note 8)
(b)	Not Applicable.
(c)	Underwriting Contracts:
(i) Distribution Agreement between Pruco Securities Corporation and Pruco Life Insurance Company. (Note 5)
(ii) Proposed form of Agreement between Pruco Securities Corporation and independent brokers with respect to the Sale of the Contracts. (Note 5)
(iii) Schedule of Sales Commissions. (Note 1)
(d)	Contracts:
(i) Variable Universal Life Insurance Contract. (Note 1)
(ii) Rider for Insured's Accidental Death Benefit -- VL 110B 2000 (Note 1)
(iii) Rider for Payment of an Additional Amount Upon Surrender -- PLI 496-2003 (Note 1)
(iv) Rider for Level Term Insurance Benefit on Dependent Children-- VL 182B 2000 (Note 1)
(v) Rider for Level Term Insurance Benefit on Dependent Children-From Conversions-- VL 184B 2000 (Note 1)
(vi) Rider for Payment of Invested Premium Amount Benefit Upon Insured's Total Disability-- VL 100 B4-2003 (Note 1)
(vii) Rider for Flexible Term Insurance Benefit on Life of Insured-- VL 197 B3-2003 (Note 1)
(viii) Rider for Settlement Options to Provide Acceleration of Death Benefits:
(aa) All states except NY - ORD87241-90-P (Note 1)
(ix) Endorsement for Type C Death Benefit Option - PLI 492-2003 (Note 1)
(e)	Application:
(i) Application for Variable Universal Life Insurance Contract. (Note 4)
(ii) Supplement to the Application for Variable Universal Life Insurance Contract. (Note 1)
(f)	Depositor's Certificate of Incorporation and By-Laws:
(i) Articles of Incorporation of Pruco Life Insurance Company, as amended October 19, 1993. (Note 2)
(ii) By-laws of Pruco Life Insurance Company, as amended May 6, 1997. (Note 3)
(g)	Reinsurance Contracts. (Note 6)
(i) Agreement between Pruco Life and Munich American Reassurance Company.
(h)	Participation Agreements:
(i) Brandes Investment Partners, LLC, International Equity Fund (Note 8)
(ii) Frontier Capital Management Company, LLC Capital Appreciation Fund (Note 8)
(iii) Iridian Asset Management LLC, Business Opportunity Value Fund (Note 8)
(iv) Turner Investment Partners, Inc., Core Growth Fund (Note 8)
(i)	Administrative Contracts:
(i) Service Agreement between Prudential and First Tennessee Bank National Association. (Note 7)
(j)	Not applicable
(k)	Opinion and Consent of Clifford E. Kirsch, Esq. as to the legality of the securities being registered. (Note 8)
(l)	Opinion of Pamela A. Schiz, FSA, MAAA, as to actuarial matters pertaining to the representation of the illustrations and the Depositor's administrative procedures. (Note 8)
(m)	Calculation. (Note 1)
(n)	Consent of PricewaterhouseCoopers LLP, independent accountants. (Note 8)
(o)	None.
(p)	Not applicable.
(q)	Redeemability Exemption:
(i) Memoradum describing Pruco Life Insurance Company's issuance, transfer, and redemption procedures for the Contracts pursuant to Rule 6e-3(T)(b)(12)(iii). (Note 1)

(Note 1)  Filed herewith.
(Note 2)  Incorporated by reference to Form S-6, Registration No. 333-07451, filed July 2, 1996 on behalf of the Pruco Life Variable Appreciable Account.
(Note 3)  Incorporated by reference to Form 10-Q, Registration No. 33-37587, filed August 15, 1997 on behalf of the Pruco Life Insurance Company.
(Note 4)  Incorporated by reference to Form S-6, Registration No. 333-85115, filed on August 13, 1999 on behalf of the Pruco Life Variable Universal Account.
(Note 5)  Incorporated by reference to Post-Effective Amendment No. 10 to Form S-6, Registration No. 33-29181, filed April 28, 1997 on behalf of the Pruco Life Variable Universal Account.
(Note 6)  Incorporated by reference to Post-Effective Amendment No. 4 to Form N-6, Registration No. 333-49332, filed February 13, 2003 on behalf of the Pruco Life Variable Universal Account.
(Note 7)  Incorporated by reference to Post-Effective Amendment No. 5 for Form N-6, Registration No. 333-49332, filed April 22, 2003 on behalf of the Pruco Life Variable Universal Account.
(Note 8)  To be filed by Pre-Effective Amendment.

Item 28. Directors and Major Officers of Pruco Life

The directors and major officers of Pruco Life, listed with their principal occupations during the past 5 years, are shown below.

DIRECTORS OF PRUCO LIFE

JAMES J. AVERY, JR., Vice Chairman and Director – President, Prudential Individual Life Insurance since 1998; prior to 1998: Senior Vice President, Chief Actuary and CFO, Prudential Individual Insurance Group.

VIVIAN L. BANTA, Chairman, and Director –Vice Chairman, Insurance Division, Prudential Financial since 2002; 2000 to 2002: Executive Vice President, Individual Financial Services, U.S. Consumer Group; 1998 to 1999: Consultant, Individual Financial Services.

RICHARD J. CARBONE, Director – Senior Vice President and Chief Financial Officer since 1997.

HELEN M. GALT, Director – Company Actuary, Prudential since 1993.

RONALD P. JOELSON, Director – Senior Vice President, Prudential Asset, Liability and Risk Management since 1999; prior to 1999: President, Guaranteed Products, Prudential Institutional.

ANDREW J. MAKO, President and Director – Vice President, Finance, Insurance Division since 1999; prior to 1999: Vice President, Business Performance Management Group.

DAVID R. ODENATH, JR., Director – President, Annuities, since 2003; 1999 to 2003: President, Prudential Investments; prior to 1999: Senior Vice President and Director of Sales, Investment Consulting Group, PaineWebber.

OFFICERS WHO ARE NOT DIRECTORS

SHAUN M. BYRNES, Senior Vice President – Senior Vice President, Director of Annuities, Prudential Investments since 2001; 2000 to 2001: Senior Vice President, Director of Research, Prudential Investments; 1999 to 2000: Senior Vice President, Director of Mutual Funds, Prudential Investments; prior to 1999: Vice President, Mutual Funds, Prudential Investments.

C.   EDWARD CHAPLIN, Treasurer – Senior Vice President and Treasurer, Prudential since 2000; prior to 2000, Vice President and Treasurer, Prudential.

THOMAS F. HIGGINS, Senior Vice President – Vice President, Annuity Services, Prudential Individual Financial Services since 1999; 1998 to 1999: Vice President, Mutual Funds, Prudential Individual Financial Services; prior to 1998: Principal, Mutual Fund Operations, The Vanguard Group.

CLIFFORD E. KIRSCH, Chief Legal Officer and Secretary – Chief Counsel, Variable Products, Prudential Law Department since 1995.

MELODY C. MCDAID, Senior Vice President – Vice President and Site Executive, Prudential Financial Services Customer Service Office since 1995.

ESTHER H. MILNES, Senior Vice President – Vice President and Chief Actuary, Prudential Individual Life Insurance since 1999; prior to 1999: Vice President and Actuary, Prudential Individual Insurance Group.

JAMES M. O'CONNOR, Senior Vice President and Actuary – Vice President, Guaranteed Products since 2001; 1998 to 2000: Corporate Vice President, Guaranteed Products; prior to 1998: Corporate Actuary, Prudential Investments.

SHIRLEY H. SHAO,Senior Vice President and Chief Actuary – Vice President and Actuary, Prudential since 1996.

WILLIAM J. ECKERT, IV, Vice President and Chief Accounting Officer – Vice President, Insurance Division, Prudential Financial since 2002; 2000 to 2002: Vice President and IFS Controller, Prudential Enterprise Financial Management; 1999 to 2000: Vice President and Individual Life Controller, Prudential Enterprise Financial Management; prior to 1999: Vice President, Accounting, Enterprise Financial Management.

Item 29. Persons Controlled by or Under Common Control with the Depositor or the Registrant

See Annual Report on Form 10-K of Prudential Financial, Inc., File No. 036-04208 filed March 14, 2003.

Item 30. Indemnification

The Registrant, in connection with certain affiliates, maintains various insurance coverages under which the underwriter and certain affiliated persons may be insured against liability, which may be incurred in such capacity, subject to the terms, conditions, and exclusions of the insurance policies.

Arizona, being the state of organization of Pruco Life, permits entities organized under its jurisdiction to indemnify directors and officers with certain limitations. The relevant provisions of Arizona law permitting indemnification can be found in Section 10-850 et seq. of the Arizona Statutes Annotated. The text of Pruco Life’s By-law, Article VIII, which relates to indemnification of officers and directors, is incorporated by reference to Exhibit 3(ii) to its Form 10-Q, SEC File No. 33-37587, filed August 15, 1997.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31. Principal Underwriters

Pruco Securities Corporation (“Prusec”), an indirect wholly-owned subsidiary of Prudential, acts as the principal underwriter of the Contract. Prusec, organized in 1971 under New Jersey law, is registered as a broker and dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. Prusec’s principal business address is 751 Broad Street, Newark, New Jersey 07102-3777. The Contract is sold by registered representatives of Prusec who are also authorized by state insurance departments to do so. The Contract may also be sold through other broker-dealers authorized by Prusec and applicable law to do so. Registered representatives of such other broker-dealers may be paid on a different basis than registered representatives of Prusec.

DIRECTORS AND OFFICERS OF PRUCO SECURITIES CORPORATION ("PRUSEC")
Name and Principal Business Address	Position and Office With Depositor
John Greene (1)	Chairman of Board of Directors
Kevin B. Frawley (1)	Director
James J. Avery, Jr (1)	Director
John Gordon (1)	President, Director, Chief Operating Officer
David R. Odenath (3)	Director
John M. Howard (1)	Director and Vice President
Clifford E. Kirsch (1)	Chief Legal Officer Secretary
Margaret M. Deverell (1)	Comptroller Chief Financial Officer
Maryanne Ryan (2)	Vice President Anti-Money Laundering Officer
Patrick L. Hynes (5)	Vice President
Page H. Pennell (1)	Chief Compliance Officer and Vice President
Priscilla Myers (1)	Vice President
Andrew Varley (1)	Vice President
Michele Talafha (4)	Assistant Vice President
C. Edward Chaplin (2)	Treasurer
Martin Chotiner (1)	Assistant Comptroller
Raymond H. Goslin (1)	Assistant Comptroller
Janice Pavlou (1)	Assistant Comptroller
Paul F. Blinn (1)	Assistant Treasurer
Kathleen C. Hoffman (2)	Assistant Treasurer
Robert Montellione (1)	Assistant Treasurer
Patricia Christian (1)	Assistant Secretary
Mary Jo Reich (1)	Assistant Secretary
Thomas Castano (1)	Assistant Secretary

(1)	213 Washington Street, Newark, NJ 07102
(2)	751 Broad Street, Newark, NJ 07102
(3)	100 Mulberry Street, Newark, NJ 07102
(4)	199 Water Street, New York, NY 10292
(5)	One New York Plaza, 11th Floor, New York, NY 10004

Prusec has not received any amounts as commissions in the past three years for serving as principal underwriter of the variable life insurance policies issued by Pruco Life Insurance Company.

Commissions are based on a premium value referred to as the Commissionable Target Premium. The Commissionable Target Premium may vary from the Target Premium, depending on the issue age and rating class of the insured, any extra risk charges, or additional riders. The Contract may be sold through registered representatives of Prusec or other broker-dealers authorized by Prusec where applicable law allows.

        Generally, representatives will receive a commission of no more than:

(1)

110% of the premiums received in the first 24 months following the Contract Date on premiums up to the first full Commissionable Target Premium (referred to as “segment allocation amount” in your Contract);

(2)	10% of the premiums received in years three through 10 on premiums received following each year's full Commissionable Target Premium;

(3)	4% of the premiums received in years one and two in excess of the first full Commissionable Target Premium and years three through 10 in excess of each year's Commissionable Target Premium;

(4)	3% of the premiums received in years 11 and later.

        If the basic insurance amount is increased, representatives will generally receive a commission of no more than:

(1)

110% of the premiums received in the first 24 months following the effective date of an increase on premiums up to the first full Commissionable Target Premium (referred to as “segment allocation amount” in your Contract);

(2)	10% of the premiums received in years three through 10 following the effective date of the increase on premiums received following each year's full Commissionable Target Premium for the increase;

(3)

4% of the premiums received in years one and two following the effective date of the increase in excess of the first full Commissionable Target Premium and years three through 10 in excess of each year's Commissionable Target Premium;

(4)	3% of the premiums received in years 11 and later.

Moreover, trail commissions of up to 0.2% of an amount determined by averaging the Contract Fund less all outstanding loans as of the first and last day of each calendar quarter during the 4th to 10th Contract years and 0.1% thereafter may be paid.

For Contracts with the Enhanced Cash Value Rider, a portion of commission on the first Commissionable Target Premium received in 24 months will be paid as earned. The remaining amount of Commissionable Target Premium will be paid out on subsequent Contract anniversaries over a period of time not exceeding the Contract surrender period, contingent upon the Contract being in-force on the Contract's anniversary date.

For Contracts with the Enhanced Cash Value Rider, the commission on any increase will be paid in the same manner as the base Contract. Anniversary dates for increases may differ from the Contract anniversary date.

Item 32. Location of Accounts and Records

The Depositor, Pruco Life Insurance Company, is located at 213 Washington Street, Newark, New Jersey 07102-2992.

The Principal Underwriter, Pruco Securities Corporation, is located at 751 Broad Street, Newark, New Jersey 07102-3777.

Each company maintains those accounts and records required to be maintained pursuant to Section 31(a) of the Investment Company Act and the rules promulgated thereunder.

Item 33. Management Services

Not Applicable.

Item 34. Representation of Reasonableness of Fees

Pruco Life Insurance Company (“Pruco Life”) represents that the fees and charges deducted under the Variable Universal Life Insurance Contracts registered by this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Pruco Life.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant, the Pruco Life Variable Universal Account, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal hereunto affixed and attested, all in the city of Newark and the State of New Jersey, on this 29th day of September, 2003.

(Seal)

Pruco Life Variable Universal Account
(Registrant)

By: Pruco Life Insurance Company
(Depositor)

Attest:	/s/ Thomas C. Castano	By:	/s/ Andrew J. Mako
	Thomas C. Castano		Andrew J. Mako
	Assistant Secretary		President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on this 29th day of September, 2003.

Signature and Title

Signature and Title

/s/*__________________________
Vivian L. Banta
Chairperson and Director

/s/*_________________________
William J. Eckert, IV
Vice President and Chief Accounting Officer

/s/*_________________________	*By: /s/ Thomas C. Castano
James J. Avery, Jr.	Thomas C. Castano
Director	(Attorney-in-Fact)

/s/*_________________________
Richard J. Carbone
Director

/s/*_________________________
Helen M. galt
Director

/s/*_________________________
Ronald P. Joelson
Director

/s/*_________________________
David R. Odenath, Jr.
Director

EXHIBIT INDEX

Item 27.

(c) Underwriting Contracts	(iii) Schedule of Sales Commissions.

(d) Contracts	(i) Variable Universal Life Insurance Contract.
(ii)Rider for Insured's Accidental Death Benefit.
(iii)Rider for Payment of an Additional Amount Upon Surrender.
(iv) Rider for Level Term Insurance Benefit on Dependent Children.
(v) Rider for Level Term Insurance Benefit on Dependent Children -- from Conversions
(vi) Rider for Payment of Invested Premium Amount Benefit Upon Insured's Total Disability.
(vii)Rider for Flexible Term Insurance Benefit on Life of Insured.
(viii)Rider for Settlement Options to Provide Acceleration of Death Benefits:
(aa)All states except NY
(ix) Endorsement for Type C Death Benefit Option.

(e) Application	(ii)Supplement to the Application for Variable Universal Life Insurance Contracts.

(m) Calculation	Calculation of sample illustrations.

(q) Redeemability Exemption	(i) Memorandum describing Pruco Life Insurance Company's issuance, transfer, and redemption procedures for the Contracts pursuant to Rule 6e-3(T)(b)(12)(iii).